Exhibit 2.1

EXECUTION VERSION

CERTAIN IDENTIFIED INFORMATION MARKED BY [***] HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL.

EQUITY PURCHASE AGREEMENT

among:

OXFORD BUYER, LLC,

a Delaware limited liability company;

VERITONE, INC.,

a Delaware corporation;

and

VERITONE ONE, LLC,

a Delaware limited liability company

Dated as of October 17, 2024

Page

SECTION 1.	PURCHASE AND SALE OF COMPANY INTERESTS	1

1.1	Purchase of Company Interests	1
1.2	Closing	1
1.3	Closing Deliveries	2
1.4	Transfer Taxes	3
1.5	Closing Date Payments	3
1.6	Post-Closing Adjustment; Adjustment Escrow	3
1.7	Earnout	6
1.8	Withholding	10

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES	10

2.1	Organization; Power and Authority; Capital Structure	10
2.2	Subsidiaries	11
2.3	No Conflict; Consents	11
2.4	Financial Statements; Absence of Undisclosed Liabilities; Guaranties and Indebtedness	12
2.5	Absence of Changes	12
2.6	Real and Tangible Personal Property	14
2.7	Intellectual Property, Data Protection and Artificial Intelligence	15
2.8	Contracts	18
2.9	Top Customers & Suppliers	20
2.10	Compliance with Laws	21
2.11	Tax Matters	21
2.12	Employee and Labor Matters; Benefit Plans	25
2.13	Insurance	28
2.14	Related Party Transactions	28
2.15	Legal Proceedings	29
2.16	No Brokers	29
2.17	Environmental Matters	29
2.18	Powers of Attorney	29
2.19	Absence of Certain Practices	29
2.20	Transaction Bonuses	30
2.21	Bank Accounts	30

-i-

(continued)

-ii-

(continued)

-iii-

INDEX OF EXHIBITS AND SCHEDULES

Exhibit	Description

Exhibit A	Certain Definitions
Exhibit B	Wire Instructions
Exhibit C	Sample Company Net Working Capital
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Restrictive Covenant Agreement
Exhibit G	IP License Agreement
Exhibit H	IP Assignment Agreement

Schedule	Description

Schedule A Schedule 1.7(c)(i) Schedule 1.7(c)(iii) Schedule 5.13	Knowledge Parties Existing Customers Prospective Customers Bonus Plan

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K under the Securities Act of 1933, as amended. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon request.

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (“Agreement”) is made and entered into as of October 17, 2024, by and among Oxford Buyer, LLC, a Delaware limited liability company (“Purchaser”), Veritone, Inc., a Delaware corporation (“Seller”), and Veritone One, LLC, a Delaware limited liability company (the “Company”, and each of Purchaser, Seller and the Company, a “party” and collectively, the “parties”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, at least one (1) day prior to the Closing Date, Seller caused the Company to convert from Veritone One, Inc., a Delaware corporation, into a Delaware limited liability company (the “Conversion”);

WHEREAS, as of the date of this Agreement, Seller owns all of the issued and outstanding Equity Interests of the Company (the “Company Interests”), and the Company owns all of the issued and outstanding Equity Interests in the Company Subsidiary;

WHEREAS, subject to the terms and conditions set forth in this Agreement, Purchaser desires to purchase the Company Interests from Seller, and Seller desires to sell the Company Interests to Purchaser, for the consideration specified in this Agreement (the “Transaction”);

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

Section 1. PURCHASE AND SALE OF COMPANY INTERESTS

1.1 Purchase of Company Interests.

(a) Pursuant to the terms and subject to the provisions set forth in this Agreement, at the Closing, Purchaser will purchase from Seller, and Seller will sell, convey, assign, transfer and deliver to Purchaser, the Company Interests, free and clear of all Encumbrances, other than restrictions arising out of applicable securities laws that would not have a material adverse effect on Seller’s ability to consummate the Transaction, for the consideration specified in this Section 1.

(b) Pursuant to the terms and subject to the conditions set forth in this Agreement, the aggregate consideration to be paid by Purchaser for the Company Interests will be the Purchase Price, plus the Earnout Payment (if any).

1.2 Closing. The consummation of the Transaction (the “Closing”) will take place remotely via electronic exchange of documents at 7:00 a.m. Pacific time on the date hereof, unless another place or time is mutually agreed upon in writing by Purchaser and Seller. The date upon which the Closing actually occurs will be referred to herein as the “Closing Date” and the Closing shall be deemed effective as of 12:01 a.m. on the Closing Date.

1.3 Closing Deliveries.

(a) At the Closing, Seller will deliver to Purchaser the following:

(i) a properly completed IRS Form W-9 duly executed by Seller;

(ii) a counterpart signature to the Transition Services Agreement, in the form attached hereto as Exhibit D (the “TSA”);

(iii) a counterpart signature to the Escrow Agreement, in the form attached hereto as Exhibit E (the “Escrow Agreement”);

(iv) a counterpart signature to the Restrictive Covenant Agreement, in the form attached hereto as Exhibit F (the “Restrictive Covenant Agreement”);

(v) a counterpart signature page to the Intellectual Property License Agreement, in the form attached hereto as Exhibit G (the “IP License Agreement”);

(vi) counterpart signature pages from Seller and the Company to the Intellectual Property Assignment Agreement, in the form attached hereto as Exhibit H (the “IP Assignment Agreement”);

(vii) original copies of the certificates representing the Company Interests, if any;

(viii) irrevocable equity powers or other instruments of transfer of the Company Interests, duly executed in blank by Seller;

(ix) evidence of release of all Encumbrances (other than any Permitted Encumbrances) related to the assets and properties of the Acquired Companies, and payoff letters with respect to any Indebtedness outstanding as of the Closing (in each case on terms and conditions reasonably satisfactory to Purchaser);

(x) evidence of termination of (x) all agreements (if any) regarding voting, transfer or other arrangements related to the Company Interests that are in effect prior to the Closing, (in each case on terms and conditions reasonably satisfactory to Purchaser); and (y) all intercompany agreements between the Company and the Company Subsidiary or agreements between the Company or the Company Subsidiary on the one hand and Seller or any of its Affiliates on the other hand, as set forth on Section 2.14 of the Disclosure Schedule; and

(xi) (i) certified copies of the resolutions of the Company’s board of directors (or equivalent governing body) authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which each is a party and the consummation of the transactions contemplated hereby and thereby; (ii) the resignations, effective as of the Closing, of each officer and director of each Acquired Company requested by Purchaser; and (iii) a good standing certificate from (A) the Secretary of State of Delaware for the Company and (B) from the Secretary of State of New York for the Company Subsidiary, dated not more than ten (10) days prior to the Closing Date.

(b) At the Closing, Purchaser will:

(i) pay or cause to be paid by transfer of immediately available funds to Seller the Closing Purchase Price in accordance with Section 1.5(a);

(ii) pay or cause to be paid by transfer of immediately available funds the Company Transaction Expenses in accordance with Section 1.5(b);

(iii) pay or cause to be paid by transfer of immediately available funds to the Escrow Agent the Escrow Closing Amount in accordance with Section 1.5(c);

(iv) deliver to Seller a counterpart signature page to the TSA;

(v) deliver to Seller a counterpart signature page to the Escrow Agreement from each of Purchaser and the Escrow Agent;

(vi) deliver to Seller a counterpart signature page to the Restrictive Covenant Agreement from Purchaser; and

(vii) deliver to Seller a counterpart signature page to the IP License Agreement.

1.4 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes (including, without limitation, all applicable real estate transfer Taxes and charges for or in connection with the recording of any instrument or document as provided in this Agreement) and related fees (including any penalties, interest and additions to Tax) payable in connection with the Transaction (collectively, “Transfer Taxes”) will be timely paid by Purchaser. The party responsible for filing any Tax Returns with respect to such Transfer Taxes will, at its own expense, file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and Purchaser and Seller will reasonably cooperate with each other with respect to such Tax Return filings and to lawfully minimize any such Taxes.

1.5 Closing Date Payments.

(a) Closing Purchase Price. At the Closing, Purchaser will pay to Seller an amount in cash, by delivery of immediately available funds, equal to the Closing Purchase Price minus the Escrow Closing Amount, by wire transfer thereof to an account specified by Seller in the Wire Instructions.

(b) Company Transaction Expenses. For any Company Transaction Expenses unpaid as of the Closing, at the Closing, Purchaser will pay, by wire transfer to the bank accounts specified in the invoices with respect to the Company Transaction Expenses to the extent included in the calculation of the Closing Purchase Price, immediately available funds in the amounts specified in such invoices.

(c) Escrow Closing Amount. At the Closing, Purchaser will deposit, or cause to be deposited, with the Escrow Agent by wire transfer an amount of cash, by delivery of immediately available funds, equal to the sum of (i) the Adjustment Escrow Amount, (ii) the Indemnity Escrow Amount, (iii) the Specific Indemnity Escrow Amount and (iv) the Escrow Agent Fee (if any) (together, the “Escrow Closing Amount”) to one or more bank accounts designated in writing by the Escrow Agent pursuant to the Escrow Agreement.

1.6 Post-Closing Adjustment; Adjustment Escrow.

(a) No later than three (3) business days prior to the anticipated Closing Date, Seller shall prepare in good faith and deliver to Purchaser a written statement (the “Estimated Closing Statement”) setting forth an estimate of (i) the Company Net Working Capital (the “Estimated Company Net Working Capital”), the Company Closing Indebtedness (the “Estimated Company Closing Indebtedness”), and the Company Transaction Expenses (the “Estimated Company Transaction Expenses”); and (ii) in accordance with the determination of the final estimated amounts in clause (i), the calculation of the Purchase Price (the “Closing Purchase Price”).

(b) As promptly as reasonably practicable, but in any event within ninety (90) calendar days, after the Closing Date, Purchaser shall prepare and deliver to Seller a written statement (the “Proposed Final Closing Statement”) setting forth in reasonable detail Purchaser’s proposed final determination of (i) the Company Net Working Capital, the Company Closing Indebtedness, and the Company Transaction Expenses; and (ii) in accordance with the determination of the final amounts in clause (i), the final Purchase Price (the “Proposed Final Purchase Price”, with the date on which the Proposed Final Closing Statement is delivered, the “Delivery Date”). The determination of the Company Net Working Capital, the Company Closing Indebtedness, and the Company Transaction Expenses, and the Proposed Final Purchase Price reflected on the Proposed Final Closing Statement shall be prepared in accordance with the definitions thereof and any applicable definitions in this Agreement in accordance with GAAP, and to the extent consistent with GAAP, as applied in the Company Financial Statements. Purchaser shall make available during normal business hours and after reasonable advance notice to Seller and its Representatives, and, if applicable in accordance with Section 1.6(e), the Accounting Firm, solely for purposes of Seller’s or the Accounting Firm’s review of the Proposed Final Closing Statement, such employees or Representatives of the Company and all books, records and other information (including work papers) related to Purchaser’s preparation of the Proposed Final Closing Statement as Seller and its Representatives may reasonably request in order to review the Proposed Final Closing Statement, and, if applicable in accordance with Section 1.6(d), any Disputed Items.

(c) Seller shall have thirty (30) calendar days following the Delivery Date to review the Proposed Final Closing Statement. If Seller has any objections to the Proposed Final Closing Statement, including the Proposed Final Purchase Price, Seller shall deliver to Purchaser a statement setting forth Seller’s objections thereto (a “Notice of Objection”), which shall identify in reasonable detail those items and amounts to which Seller objects (the “Disputed Items”). If a Notice of Objection is not delivered by Seller to Purchaser during the thirty (30) calendar days following the Delivery Date, the Proposed Final Closing Statement, and the calculation of the Proposed Final Purchase Price set forth in such Proposed Final Closing Statement, shall be deemed accepted and agreed to by Seller and shall be final and binding as the “Final Closing Statement” and the “Final Purchase Price”, respectively, for purposes of this Section 1.6 and shall be non-appealable by the parties hereto. If Seller delivers a Notice of Objection to Purchaser during the thirty (30) calendar days following the Delivery Date, Purchaser and Seller shall attempt to resolve the Disputed Items within thirty (30) calendar days after delivery of the Notice of Objection and all such discussions related thereto shall (unless otherwise agreed by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If Purchaser and Seller so resolve any Disputed Items, the calculations set forth in the revised Proposed Final Closing Statement, in each case as adjusted for any Disputed Items that are so resolved by Purchaser and Seller (the “Revised Final Closing Statement”), and the calculation of the revised Proposed Final Purchase Price set forth in such Revised Final Closing Statement, shall be deemed accepted and agreed to by Seller and shall be final and binding as the “Final Closing Statement” and the “Final Purchase Price”, respectively, for purposes of this Section 1.6 and shall be non-appealable by the parties hereto.

(d) If Purchaser and Seller are unable to resolve any Disputed Items within such thirty (30) calendar day period, Purchaser and Seller shall mutually engage and submit such Disputed Item(s) to, and the same shall be finally resolved in accordance with the provisions of this Agreement by, the Accounting Firm. The Accounting Firm shall act as an expert, and not an arbitrator, in reviewing the Disputed Item(s). Purchaser and Seller shall instruct the Accounting Firm to promptly resolve any Disputed Item(s) (and in any event within thirty (30) calendar days after engagement by Purchaser and Seller) and to set forth in a written statement its final determination of the Final Purchase Price; provided that each of Purchaser and Seller shall be afforded an opportunity to submit a written statement in favor of its position to the Accounting Firm. The determination of the Accounting Firm with respect to any Disputed Item shall be no greater than the higher amount calculated by Purchaser or Seller, as the case may be, and no less than the lower amount calculated by Purchaser or Seller, as the case may be. The calculations set forth in the Proposed Final Closing Statement, including the Proposed Final Purchase Price, in each case after giving effect to any adjustment by Purchaser and Seller in the Revised Final Closing Statement and to the resolution of any remaining Disputed Items by the Accounting Firm, shall be final and binding as the “Final Closing Statement” and the “Final Purchase Price” for purposes of this Section 1.6 and shall be non-appealable by the parties hereto. Each of Purchaser and Seller shall bear its own costs and expenses in connection with the resolution of such Disputed Items by the Accounting Firm. The fees and expenses of the Accounting Firm shall be allocated between Purchaser and Seller so that the amount of fees and expenses paid by Seller, with the remainder of such amount being paid by Purchaser, shall be equal to the product of (x) the aggregate amount of such fees and expenses, multiplied by (y) a fraction, the numerator of which is the value of the Disputed Items that are ultimately unsuccessfully disputed by Seller (as determined by the Accounting Firm) and the denominator of which is the total value of the Disputed Items (for example, if the total amount of the Disputed Items as originally submitted to the Accounting Firm is equal to $1,000 and the Accounting Firm awards $600 in favor of Seller’s position, then sixty percent (60%) of the fees and expenses of the Accounting Firm would be borne by Purchaser and forty percent (40%) of the fees and expenses of the Accounting Firm would be borne by Seller).

(e) If the Final Purchase Price (as finally determined in accordance with the Final Closing Statement and this Section 1.6) exceeds the Closing Purchase Price (such excess, the “Positive Adjustment Amount”), then promptly (but in any event within two (2) business days after the determination of the Final Purchase Price): (i) Purchaser shall pay, or cause to be paid, an amount in cash, by delivery of immediately available funds, equal to the Positive Adjustment Amount to Seller by wire transfer thereof to an account specified by Seller in the Wire Instructions, and (ii) Purchaser and Seller shall jointly instruct the Escrow Agent in writing to promptly distribute all of the Adjustment Escrow Funds to Seller or its designee in accordance with Section 1.6 and the Escrow Agreement.

(f) If the Final Purchase Price (as finally determined in accordance with the Final Closing Statement and this Section 1.6) is equal to the Closing Purchase Price, then promptly (but in any event within two (2) business days after the determination of the Final Purchase Price) Purchaser and Seller shall jointly instruct the Escrow Agent in writing to promptly distribute all of the Adjustment Escrow Funds to Seller or its designee in accordance with this Section 1.6 and the Escrow Agreement.

(g) If the Closing Purchase Price exceeds the Final Purchase Price (as finally determined in accordance with the Final Closing Statement and this Section 1.6) (such excess, the “Negative Adjustment Amount”), then promptly (but in any event within two (2) business days after the determination of the Final Purchase Price): (i) (x) Purchaser and Seller shall jointly instruct the Escrow Agent in writing to promptly distribute, from the Adjustment Escrow Funds, an amount equal to the Negative Adjustment Amount to Purchaser or its designee in accordance with this Section 1.6 and the Escrow Agreement and (y) in the event that the Negative Adjustment Amount exceeds the Adjustment Escrow Amount, then Seller shall pay, or cause to be paid, an amount in cash, by delivery of immediately available funds, equal to the amount by which the Negative Adjustment Amount exceeds the Adjustment Escrow Amount to Seller by wire transfer thereof to an account specified by Purchaser, and (ii) in the event that the Negative Adjustment Amount is less than the Adjustment Escrow Funds, Purchaser and Seller shall jointly instruct the Escrow Agent in writing to promptly distribute the balance of the Adjustment Escrow Funds (an amount that is equal to the Adjustment Escrow Funds minus the Negative Adjustment Amount) to Seller or its designee in accordance with this Section 1.6 and the Escrow Agreement.

1.7 Earnout.

(a) Earnout. In further consideration for the Transaction, Purchaser shall, or Purchaser shall cause the Company to (on behalf of Purchaser), pay in cash by delivery of immediately available funds to Seller, the Earnout Payment to the extent due and payable subject to the terms and conditions set forth in this Section 1.7.

(b) Earnout Calculation. The calculation of the earnout payment (the “Earnout Payment”), if any, will be based on the Net Revenue during the twelve (12) month period commencing on January 1, 2025, and ending on December 31, 2025 (the “Earnout Period”). In no event shall the Earnout Payment exceed $18,000,000 (the “Earnout Payment Target”).

(i) If the Revenue Retention Amount is greater than or equal to $31,000,000 but less than $32,000,000, then Purchaser shall, or Purchaser shall cause the Company to (on behalf of Purchaser), pay, or cause to be paid to Seller an amount in cash, by delivery of immediately available funds, equal to $3,000,000.

(ii) If the Revenue Retention Amount achieved by the Company in the Earnout Period is greater than or equal to $32,000,000 but less than $33,500,000, then Purchaser shall, or Purchaser shall cause the Company to (on behalf of Purchaser), pay, or cause to be paid to Seller an amount in cash, by delivery of immediately available funds, equal to $8,000,000.

(iii) If the Revenue Retention Amount achieved by the Company in the Earnout Period is greater than or equal to $33,500,000 but less than $35,000,000, then Purchaser shall, or Purchaser shall cause the Company to (on behalf of Purchaser), pay, or cause to be paid to Seller an amount in cash, by delivery of immediately available funds, equal to $13,000,000.

(iv) If the Revenue Retention Amount achieved by the Company in the Earnout Period is greater than or equal to $35,000,000, then Purchaser shall, or Purchaser shall cause the Company to (on behalf of Purchaser), pay, or cause to be paid an amount in cash, by delivery of immediately available funds, equal to $18,000,000.

(c) Definitions. For purposes of calculating the Earnout Payment, parties hereto agree to the following definitions:

(i) “Existing Customers” means the Company’s customers set forth on Schedule 1.7(c)(i) attached hereto.

(ii) “Net Revenue” means, with respect to the Earnout Period and without duplication, (A) the total revenues during such period, including commissions from all media performance, revenue from professional creative services, client performance bonuses and any other revenue derived from any customer activity, minus (B) the cost of procuring any licenses, all credits, pricing allowances and discounts, rebates, returns, and refunds, in each case, determined in accordance with GAAP, and to the extent consistent with GAAP, as applied in the Company Financial Statements, if applicable; provided, however, that, for the avoidance of doubt, Tax liabilities, other than sales and use Taxes, shall not be taken into account in the definition of Net Revenue.

(iii) “Prospective Customers” means the Company’s customers set forth on Schedule 1.7(c)(iii) attached hereto.

(iv) “Purchaser Entity” means Oxford Parent Holdings, LLC, a Delaware limited liability company, and all of its controlled Affiliates, including Oxford Road, LLC, a California limited liability company.

(v) “Retention Names” means, collectively, the Existing Customers and the Prospective Customers set forth on Schedule 1.7(c)(i) and Schedule 1.7(c)(iii), along with any Existing Customer’s or Prospective Customer’s Subsidiaries and/or Affiliates, in each case, so long as such Subsidiary and/or Affiliate is serviced by a Purchaser Entity under and pursuant to a management services agreement by and between such Subsidiary’s or Affiliates’ applicable Existing Customer or Prospective Customer and an Acquired Company or a Purchaser Entity.

(vi) “Revenue Retention Amount” means the amount of Net Revenue derived by the Acquired Companies or any Purchaser Entity from the Retention Names during the Earnout Period.

(d) Estimated Earnout Statement; Estimated Earnout Payment.

(i) The Company shall deliver, and Purchaser shall cause the Company to deliver, the Estimated Earnout Statement to Seller no later than forty-five (45) calendar days after the end of the Earnout Period.

(ii) Purchaser shall, or Purchaser shall cause the Company to (on behalf of Purchaser), pay to Seller fifty percent (50%) of the Estimated Earnout Payment as set forth in the Estimated Earnout Statement (if any) within sixty (60) calendar days following the end of the Earnout Period (such payment, the “Initial Earnout Payment”) by wire transfer of immediately available funds to an account designated by Seller.

(e) Proposed Final Earnout Statement; Final Earnout Payment.

(i) Within fifteen (15) days following the earlier of (x) Purchaser’s receipt of Purchaser’s audited financial statements from Purchaser’s third party accounting firm for the fiscal year ending December 31, 2025 and (y) April 30, 2026, the Company shall deliver, and Purchaser shall cause the Company to deliver, the Proposed Final Earnout Statement to Seller.

(ii) If Seller wishes to dispute the calculation of the Final Earnout Payment (including any component thereof) as set forth in the Proposed Final Earnout Statement, Seller shall deliver a notice of dispute to Purchaser in writing (a “Dispute Notice”) setting out the amount, nature and basis of such dispute within thirty (30) calendar days after Seller’s receipt of the Proposed Final Earnout Statement. If Seller fails to deliver a Dispute Notice prior to the expiration of such thirty (30) calendar-day period, the calculation of the Proposed Final Earnout Payment (including any component thereof), as set forth in the Proposed Final Earnout Statement shall be final and binding on the parties hereto for all purposes. In the event a Dispute Notice is delivered to Purchaser during such thirty (30) calendar-day period, Purchaser and Seller shall first negotiate in good faith to reach agreement on the disputed items or amounts to determine (pursuant to the provisions of this Section 1.7) the amount of the Final Earnout Payment. Any amounts not disputed in the Dispute Notice or agreed by Purchaser and Seller through negotiation shall be final and binding on the parties hereto for all purposes.

(iii) Dispute Resolution. If Purchaser and Seller are unable to resolve the disputed item(s) set forth in the Dispute Notice within thirty (30) calendar days after delivery of the Dispute Notice, then any remaining items in dispute shall be submitted to the Accounting Firm for resolution, and the procedures and other provisions in Section 1.6 shall apply, mutatis mutandis, to the resolution by the Accounting Firm of the disputes relating to the determination of the Earnout Payment. Absent manifest error or fraud, the determination of the Accounting Firm as to the resolution of any such dispute shall be final, binding and conclusive upon the parties hereto for all purposes.

(iv) If the Final Earnout Payment is greater than the Initial Earnout Payment, then within ten (10) business days following a final determination of the Final Earnout Statement in accordance with the terms of this Section 1.7, Purchaser shall, or Purchaser shall cause the Company to (on behalf of Purchaser), pay to Seller an amount by which the Final Earnout Payment exceeds the Initial Earnout Payment (such excess amount, the “True-up Earnout Payment”) by wire transfer of immediately available funds to an account designated by Seller. For example, if the Estimated Earnout Payment is $13,000,000, and as a result, the Initial Earnout Payment is $6,500,000 (i.e., 50% of the Estimated Earnout Payment), but the Final Earnout Payment is finally determined to be $18,000,000, then the True-up Earnout Payment would equal $11,500,000 (i.e., Final Earnout Payment ($18,000,000), minus the Initial Earnout Payment ($6,500,000) = $11,500,000). For the avoidance of doubt, in no event shall the aggregate amount of the Initial Earnout Payment, plus the True-up Earnout Payment be greater than $18,000,000.

(v) If the Initial Earnout Payment is greater than the Final Earnout Payment, then within ten (10) business days following a final determination of the Final Earnout Statement in accordance with the terms of this Section 1.7, Seller shall pay to Purchaser, or if directed by Purchaser to the Company, an amount by which the Initial Earnout Payment exceeds the Final Earnout Payment (such excess amount, the “Claw-back Payment”) by wire transfer of immediately available funds to an account designated by the Company. For example, if the Estimated Earnout Payment is $13,000,000, and as a result, the Initial Earnout Payment is $6,500,000 (i.e., 50% of the Estimated Earnout Payment), but the Final Earnout Payment is finally determined to be $3,000,000, then the Claw-back Payment would equal $3,500,000 (i.e., Initial Earnout Payment ($6,500,000), minus the Final Earnout Payment ($3,000,000) = $3,500,000).

(f) Purchase Price Adjustment. Any payments made pursuant to Section 1.6 or Section 1.7 shall be treated as an adjustment to the Final Purchase Price by the parties for Tax purposes, unless otherwise required by Tax Legal Requirements.

(g) Restricted Payments.

(i) The Earnout Payment (if any) payable by Purchaser or the Company (on behalf of Purchaser) to Seller under this Agreement is subordinated and junior in all respects, including in right of payment, to the prior Payment in Full (as defined in the Senior Credit Agreement) of all Senior Obligations. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not make, and Seller agrees that it will not accept, any Distribution with respect to the Earnout Payment until the Payment in Full (as defined in the Senior Credit Agreement) of the Senior Obligations; provided, however, Purchaser may make, an Seller may receive and retain, all or any portion of the Earnout Payment (if any) on the date such payment is otherwise due pursuant to the terms of this Agreement (as in effect on the date hereof) if and to the extent the payment of such amount (A) is permitted at such time under the provisions of any of Purchaser’s or the Company’s (or any of their respective Affiliates’) senior or subordinated debt financing agreements (including, the Senior Credit Agreement) and (B) no default under any of Purchaser’s or the Company’s senior or subordinated debt financing agreements (including the Senior Credit Agreement) exists at the time of such contemplated payment or would be caused by the making of such payment. In addition, nothing shall require Purchaser, the Company or any of their Affiliates to seek equity financing from any Person in order to pay all or any portion of the Earnout Payment (even if the use of such equity proceeds to pay all or any portion of the Earnout Payment would be permissible under such lending or financing agreements). Purchaser shall pay any amounts it is obligated to pay under this Section 1.7 as soon as the conditions set forth in clauses (A) and (B) above are satisfied.

(ii) Seller acknowledges and agrees that any failure by Purchaser to pay all or any portion of the Earnout Payment on the date otherwise due hereunder by virtue of the nonsatisfaction of the conditions described in clauses (A) or (B) above shall not constitute a default under or a breach of this Agreement for any reason; provided, however, in the event of such nonsatisfaction, so long as an Insolvency Proceeding in respect of Purchaser has not occurred and subject to the execution and delivery by Purchaser and Seller of a subordination agreement on terms and conditions acceptable to Senior Agent, Purchaser shall issue to Seller an unsecured subordinated promissory note on mutually agreeable terms provided that such unsecured subordinated promissory note shall have a principal amount equal to the restricted payment, shall accrue interest at eight percent (8%) per annum until Purchaser has paid any amounts due to Seller with respect to the Earnout Payment and shall be subject to the terms of subject subordination agreement.

(iii) The right of Seller to receive any portion of the Earnout Payment (i) is solely a contractual right and is not a security for purposes of any federal or state securities Laws (and shall confer upon Seller only the rights of a general unsecured creditor under applicable state Law), (ii) will not be represented by any form of certificate or instrument, (iii) does not give Seller any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of the Company’s or Purchaser’s equity securities, (iv) is not redeemable, (v) may not be sold, assigned, pledged, gifted, conveyed, transferred or otherwise disposed of (a “Transfer”), except, in the case of an entity, by operation of Law or, in the case of an individual, by will or the Laws of descent and distribution (and any Transfer in violation of this Section 1.7(g) shall be null and void) and (vi) shall be subject to the terms of this Section 1.7(g) and such other subordination agreement between Seller and Purchaser’s lenders (including the Senior Agent and Lenders (as defined in the Senior Credit Agreement)).

(iv) Until the Payment in Full (as defined in the Senior Credit Agreement) of the Senior Obligations, (a) no Person shall guarantee or otherwise become obligated in respect of the Earnout Payment (other than Purchaser), (b) Seller may not take any Enforcement Action in respect of the Earnout Payment, (c) Purchaser shall not grant, and Seller shall not accept, any Lien (as defined in the Senior Credit Agreement) to secure any portion off the obligations in respect of the Earnout Payment, in the event of an Insolvency Proceeding in respect of Purchaser, Company or any of their Affiliates, any Distribution, whether in cash, securities or other property, in respect of the Earnout Payment shall be paid or delivered directly to Senior Agent (to be held and/or applied by Senior Agent in accordance with the Senior Credit Agreement) and (d) if Seller receives any Distribution in respect of the Earnout Payment that is not permitted to be made by Purchaser or accepted by Seller pursuant to the terms of this Section 1.7(g) (whether during an Insolvency Proceeding or otherwise), such Distribution shall be held in trust by Purchaser for the benefit of Senior Agent and the other Lenders (as defined in the Senior Credit Agreement) and Purchaser shall promptly turnover such Distribution to Senior Agent, trustee, liquidator, custodian, conservator or other person or entity having authority, to pay or otherwise deliver all such Distributions to Senior Agent. Seller also irrevocably authorizes and empowers Senior Agent, in the name of Seller, to demand, sue for, collect and receive any and all such Distributions.

(v) The Parties acknowledge and agree that the Senior Agent, the Lenders (as defined in the Senior Credit Agreement) and their respective successors, assigns and replacements, shall be entitled to rely on and enforce against Purchaser, Seller and any other applicable party the agreements set forth in this Section 1.7(g) and shall be third party beneficiaries of this Section 1.7(g). The terms of this Section 1.7(g) may not be amended, waived or otherwise modified without the written consent of Senior Agent.

1.8 Withholding. Purchaser, the Escrow Agent and any other applicable withholding agent (“Withholding Agent”) will be entitled to deduct and withhold from consideration otherwise payable under this Agreement the amount, if any, that such Withholding Agent is required to deduct and withhold under the Code or any other Tax Legal Requirement; provided, that, except with respect to an amount treated as compensation for applicable employment Tax purposes, if an amount is required to be deducted and withheld pursuant to this Section 1.8, Withholding Agent shall use commercially reasonable efforts to provide the payee at least five (5) days prior to the date the applicable payment is scheduled to be made, with: (A) written notice of the intent to deduct and withhold, which notice shall include a copy of the calculation of the amount to be deducted and withheld and (B) a reasonable opportunity to provide forms or other evidence that would exempt such amounts from withholding (or reduce such withholding). To the extent that amounts are so withheld and timely and otherwise properly paid over to the applicable Governmental Body in accordance with applicable Tax Legal Requirement, such withheld amounts will be treated as having been paid to the applicable Person under this Agreement.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES

Except as set forth in the Disclosure Schedule (in accordance with Section 9.13), as a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, Seller represents and warrants to Purchaser as of the date of this Agreement as follows:

2.1 Organization; Power and Authority; Capital Structure.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company has all necessary corporate power and authority to own and operate its properties, to conduct its business in the manner in which its business is presently conducted and to consummate the transactions contemplated by this Agreement.

(b) Section 2.1(b) of the Disclosure Schedule sets forth, with respect to each Acquired Company, (i) its jurisdiction of incorporation and the jurisdiction of any other foreign qualifications of such Acquired Company, (ii) the names of each member of its board of directors or managers (or similar body) and (iii) the names and titles of its officers (as applicable).

(c) The Company has made available a complete and accurate copy of the certificate of incorporation, certificate of formation, bylaws, operating agreement or any other similar governing document (including any amendments thereto), as applicable, in effect on the date of this Agreement, with respect to each Acquired Company (the “Organizational Documents”). No Acquired Company is in default under or violation of any provision of its Organizational Documents.

(d) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by each other party hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of equity governing specific performance, injunctive relief and other equitable remedies ((i) and (ii), collectively, “Enforceability Exceptions”).

(e) The authorized Equity Interests of the Company consists of 1,000 units of the Company. The Company Interests held by Seller, which consists of 1,000 units of the Company, comprises all of the issued and outstanding Equity Interests of the Company and there are no other issued and outstanding Equity Interests of the Company as of the date of this Agreement. The Company has not violated any securities Legal Requirements in connection with the offer, sale or issuance of the Company Interests. All of the Company Interests have been duly authorized and validly issued and are fully paid and non-assessable, and such Company Interests are not subject to, nor were issued in violation of, any purchase option, call option, right of first refusal or offer, co-sale or participation right, preemptive right, subscription right or similar right. There are no declared or accrued but unpaid dividends or distributions with respect to any Company Interests. As of the date of this Agreement, there is no: (i) outstanding option, warrant or right to acquire from the Company any units or other Equity Interests of the Company (including, without limitation, any equity award referenced in any Contract that has not yet been granted); or (ii) outstanding security of the Company that is convertible or exchangeable into any units or other Equity Interests of the Company. There are no Contracts to which the Company is a party with respect to the voting of any units or other Equity Interests or which restricts the transfer of any such units or other Equity Interests. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any units or other Equity Interests of the Company. There are no outstanding equity-appreciation rights, equity-based performance units, “phantom” equity rights or other contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, equity value or other attribute of the Company or its businesses or assets or calculated in accordance therewith. There are no bonds, debentures, notes or other indebtedness of the Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any equityholders of the Company may vote.

2.2 Subsidiaries. The Company Subsidiary is the only Subsidiary of the Company and is directly wholly owned by the Company. The Company Subsidiary is duly incorporated, validly existing and in good standing under the applicable laws of its jurisdiction of incorporation. The Company Subsidiary is duly qualified to do business and is in good standing (or its equivalent) in each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to so qualify is not material to the Acquired Companies, taken as a whole. The Company Subsidiary has all requisite power and authority to conduct its business in the manner in which its business is currently being conducted in all material respects. The authorized Equity Interests of the Company Subsidiary consist of 200 shares of Company Subsidiary Common Stock. All of the Equity Interests of the Company Subsidiary are held by the Company. Neither the Company nor the Company Subsidiary is the holder or beneficial owner of any Equity Interests in any other Person.

2.3 No Conflict; Consents. The execution, delivery and performance by the Company of this Agreement and the Related Documents in accordance with the terms hereof do not and will not (a) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, give rise to a right of modification, termination or acceleration of, or require any notice or approval under, any material Contract, agreement, permit, license, authorization or obligation to which any Acquired Company is a party or by which any Acquired Company’s assets are bound, (b) conflict with, or result in any violation of, any provision of the Organizational Documents of any Acquired Company; (c) materially violate or result in a material violation of, or constitute a material default under (whether after the giving of notice, lapse of time or both), any provision of (i) any Legal Requirement, or any order of, or any restriction imposed by, any Governmental Body applicable to any Acquired Company or (ii) the Delaware General Corporation Law; or (d) result in the creation of any Encumbrance upon the Company Interests or the Equity Interests or assets of any Acquired Company.

2.4 Financial Statements; Absence of Undisclosed Liabilities; Guaranties and Indebtedness.

(a) Section 2.4(a) of the Disclosure Schedule sets forth the (i) the unaudited pro forma balance statement of the Acquired Companies as of December 31, 2022 and December 31, 2023, and the related adjusted consolidated income statements for the years ended December 31, 2022 and December 31, 2023, and (ii) the unaudited pro forma balance statement of the Acquired Companies (the “Company Balance Sheet”) and related adjusted consolidated income statements for the six-month period ended on June 30, 2024 (the “Balance Sheet Date”) (collectively clauses (i) and (ii), the “Company Financial Statements”). Except as set forth on Section 2.4(a) of the Disclosure Schedule, the Company Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present (including all notes thereto, if any) in accordance with GAAP the financial condition of the Acquired Companies as of the dates indicated therein and the results of operations of the Acquired Companies for the periods indicated therein, except that the unaudited Company Financial Statements do not contain footnotes.

(b) The Company Financial Statements are consistent with the, and the Acquired Companies have kept, books and records of the Acquired Companies which fairly present the financial condition of the Acquired Companies in all material respects.

(c) The accounts receivable of the Acquired Companies set forth on the Company Balance Sheet, and all accounts receivable arising since the date of such Company Balance Sheet, represent bona fide claims arising from sales actually made or services actually performed prior to the date hereof. To the Knowledge of the Company, such accounts receivable are current and collectible in accordance with their terms, subject to a reserve for bad debts or doubtful accounts as set forth on the Company Balance Sheet and, in the case of accounts receivable arising since the date thereof, to the extent of a reasonable reserve rate for bad debts on accounts receivable which is not greater than the rate reflected by the reserve for bad debts on the Company Balance Sheet. Notwithstanding the foregoing, no representation or warranty set forth herein shall be construed as a guarantee of collectability of any accounts receivable of the Acquired Companies.

(d) As of the date of this Agreement, the Acquired Companies have no material liabilities or any material obligation (whether absolute or contingent, asserted or unasserted, known or unknown, liquidated or unliquidated, due or to become due, fixed or unfixed, and regardless of when or by whom asserted, collectively, “Liabilities”) other than: (i) those set forth or adequately provided for in the Company Financial Statements; (ii) those arising under the executory portion of any Contract to which any Acquired Company is a party; (iii) those incurred in the ordinary course of business consistent with the Acquired Companies’ past practices since the Balance Sheet Date (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of any Legal Requirement or a Proceeding); (iv) Liabilities under or incurred in connection with this Agreement and the Transaction; and (v) those disclosed on Section 2.4(c) of the Disclosure Schedule.

(e) Except as set forth on Section 2.4(e) of the Disclosure Schedule, the Company is not a guarantor for any Liability (including Indebtedness) of any other Person. Except as set forth on Section 2.4(e) of the Disclosure Schedule, the Company does not have any outstanding indebtedness for borrowed money.

2.5 Absence of Changes.(a) Since January 1, 2024, (a) each Acquired Company has conducted its business in the ordinary course consistent with past practice, (b) there has not occurred any event that has had or would be reasonably expected to have a Company Material Adverse Effect; and (c) no Acquired Company has:

(a) amended its articles of incorporation, bylaws, shareholders’ agreement (or any similar type of agreement);

(b) issued or sold any of its Equity Interests, securities convertible into its Equity Interests or other equity securities, or warrants, options or other rights to purchase its Equity Interests or other equity securities;

(c) declared, set aside or made any payment or distribution of property to any of its equity holders with respect to its Equity Interests or otherwise, or purchased, redeemed or otherwise acquired any Equity Interests or other equity securities (including any warrants, options or other rights to acquire its Equity Interests or other equity securities);

(d) entered into, amended or terminated any Contract or entered into any other material transaction involving more than $100,000, individually or in the aggregate, outside of the ordinary course of business;

(e) (i) acquired (by merger, consolidation, acquisition of securities or assets or otherwise) or organized any Person, (ii) acquired any material rights, assets or properties in excess of $100,000 other than in the ordinary course of business or (iii) acquired any Equity Interest or other securities of any Person;

(f) sold, assigned, transferred, leased or licensed any of its material tangible assets, except in the ordinary course of business consistent with past practice;

(g) sold, assigned, transferred, leased, licensed or otherwise encumbered any material Intellectual Property Rights (other than by granting non-exclusive licenses of Intellectual Property Rights pursuant to written agreements in the ordinary course of business) consistent with past practice;

(h) disclosed any material Confidential Information to any Person except on terms requiring the Person to maintain the confidentiality of such Confidential Information;

(i) taken or failed to take any action that could reasonably be expected to result in the loss, lapse or abandonment of any Business Intellectual Property;

(j) mortgaged or encumbered or permitted any of its assets to become subject to any Encumbrances, other than Permitted Encumbrances;

(k) made or granted any bonus or any compensation or salary increase to any employee, director, officer, or individual service provider (except as required by the terms of a written Company Benefit Plan or in the ordinary course of business), or made or granted any increase in benefits or compensation under, or entered into, adopted, commenced participation in, modified, amended, or terminated, any Company Benefit Plan (except as required by any Legal Requirement or in the ordinary course of business);

(l) suffered any material damage, destruction or other casualty loss with respect to property owned by the Acquired Company or waived any rights of material value;

(m) incurred, authorized or committed to make any capital expenditure (or series of related capital expenditures) that exceeds $10,000 in the aggregate;

(n) accelerated the collection of accounts receivable, delayed the purchase of suppliers, delayed capital expenditures, repairs or maintenance, or delayed payment of accounts payable or accrued expenses, in each case outside of the ordinary course of business;

(o) taken any action or failed to take any action that has had, or could reasonably be expected to have, the effect of accelerating to pre-Closing periods sales to customers or others that would otherwise be expected to occur after the Closing, in each case outside of the ordinary course of business;

(p) materially changed its accounting policies or cash management practices;

(q) (i) made or changed any Tax election or changed any method of tax accounting, (ii) settled or compromised any material federal, state, local or foreign Tax liability or assessment, (iii) filed any amended Tax return, (iv) entered into any closing agreement relating to any material Tax, (v) agreed to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment (other than as a result of automatic extensions of time to file Tax Returns obtained in the ordinary course of business), (vi) affirmatively surrendered any right to claim a Tax refund, or (vii) prepared or filed any Tax Return in a manner inconsistent with past practice;

(r) experienced any business interruptions or Liabilities arising out of, resulting from or related to COVID-19, whether directly or indirectly, that it has not remedied in full as of the date hereof;

(s) failed to maintain in full force and effect any insurance policy in effect, except for any policy replaced by a new or successor policy of substantially similar coverage;

(t) terminated, amended, or failed to renew any (i) material permit or (ii) registration or application for any material Intellectual Property Rights, except for amendments completed in the ordinary course of business; or

(u) agreed, whether orally or in writing, to do any of the foregoing.

2.6 Real and Tangible Personal Property.

(a) None of the Acquired Companies lease, sublease, license, own, operate or otherwise hold any interest in any real property, nor have any of the Acquired Companies ever leased, subleased, licensed, owned, operated or otherwise held any interest in any real property.

(b) The Acquired Companies have good title to all of the tangible personal property (including, without limitation, all machinery, equipment, trade fixtures, and other items of tangible personal property owned by the Acquired Companies) and assets shown on the Company Balance Sheet or acquired after the date of the Company Balance Sheet (collectively, “Personal Property”), free and clear of any Encumbrances other than Permitted Encumbrances. The Personal Property is in good operating condition and repair, ordinary wear and tear excepted, and is adequate for the purposes for which it is presently used by the Acquired Companies, and none of the Personal Property is in need of any material maintenance or repairs, except for ordinary, routine maintenance and repairs. The Personal Property currently owned or leased by the Acquired Companies, together with all other assets, rights, services and properties of the Acquired Companies as of the Closing, and after giving effect to the provision or use of the assets, rights, services and properties contemplated to be provided to the Acquired Companies immediately following the Closing Date pursuant to the TSA, the IP License Agreement and the IP Assignment Agreement, comprise all of the assets, rights, services and properties used or held for use in the conduct of the Acquired Companies’ business as of the Closing and are sufficient and necessary for the continued conduct of the Acquired Companies’ business by Purchaser and its Affiliates (including the Acquired Companies) after the Closing in substantially the same manner as presently conducted; provided, however, that nothing in this Section 2.6(b) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of cash or working capital (or the availability of the same).

2.7 Intellectual Property, Data Protection and Artificial Intelligence.

(a) Intellectual Property. Section 2.7(a) of the Disclosure Schedule lists all Registered Intellectual Property. Each item of Registered Intellectual Property is subsisting and, to the Knowledge of the Company, other than pending applications, is valid and enforceable. All filings, payments, and other actions required to be made or taken by the Company to maintain each item of Registered Intellectual Property have been made or taken. The Company is the owner of record for each item of Registered Intellectual Property (and in the case of domain names, the registrant).

(b) Transferability of Company Owned Intellectual Property. At the Closing Date, all Company Owned Intellectual Property will be fully transferable, alienable and licensable by the Company without restriction and without payment of any kind to any third party. Neither the Company nor the Company Subsidiary owes or will owe any royalties or other payments to any Person in respect of the Company Owned Intellectual Property.

(c) Title to Company Owned Intellectual Property; Sufficiency of Business Intellectual Property. The Company and the Company Subsidiary are the sole and exclusive legal and beneficial owners of each item of Company Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances. The Company owns all right, title and interest in, or has a valid and enforceable written license or other permission to use, all Business Intellectual Property. The Business Intellectual Property, together with the Intellectual Property Rights provided under the TSA, the IP License Agreement and the IP Assignment Agreement, comprise all of the Intellectual Property Rights necessary for the operation of the Company’s and the Company Subsidiary’s business as currently being conducted. Except for Business Intellectual Property that is licensed or otherwise provided to the Company or the Company Subsidiary pursuant to a Contract listed on Section 2.7(c) of the Disclosure Schedule, the Company will continue to so own, license, or have the right to use all Business Intellectual Property immediately following the Closing to the same extent as prior to the Closing.

(d) Inbound Licenses. Section 2.7(d) of the Disclosure Schedule lists all Contracts under which a third party has sold or assigned, or is currently licensing or otherwise providing, any Intellectual Property Rights to the Company or the Company Subsidiary, other than (i) Contracts for the non-exclusive license or right to use Open Source Software or generally available commercial software that has a total replacement cost of less than $50,000, (ii) Contracts with the Company’s or the Company Subsidiary’s employees, contractors or consultants entered into in the ordinary course of business; and (iii) Contracts for the non-exclusive license or right to use Intellectual Property Rights that are ancillary to the primary purpose of the Contract (“Inbound Licenses”).

(e) Outbound Licenses. Section 2.7(e) of the Disclosure Schedule lists all Contracts under which the Company or the Company Subsidiary has sold or assigned, or is currently licensing or otherwise providing, any Intellectual Property Rights to third parties, other than non-exclusive rights granted to (i) consultants, contractors or vendors to use Company Owned Intellectual Property for the sole benefit of the Company or the Company Subsidiary or (ii) customers in the ordinary course of business (“Outbound Licenses”).

(f) No Infringement. (i) To the Knowledge of the Company, no Person is engaging in any activity that infringes or misappropriates any Company Owned Intellectual Property, and (ii) the operation of the business of the Company or the Company Subsidiary as it is currently conducted does not infringe or misappropriate any Intellectual Property Rights of any third parties and does not materially breach the term of any Contract permitting the use of or access to any third party’s Intellectual Property Rights. Neither the Company nor the Company Subsidiary has received written notice or is subject to any written claim or demand from any Person claiming that the Company or the Company Subsidiary has infringed or misappropriated (or is infringing or misappropriating) the Intellectual Property Rights of any third party. Neither the Company nor the Company Subsidiary has sent any written notice to or filed any written claim against any Person claiming that said Person has infringed or misappropriated (or is infringing or misappropriating) the Company Owned Intellectual Property.

(g) Company Products. The Company Products, as made available to customers, have been free of any material defects and have operated in accordance with all material respects with the Company’s and the Company Subsidiary’s contractual obligations and express warranties with respect thereto.

(h) Open Source Software. Neither the Company nor the Company Subsidiary has used any Open Source Software in a manner that requires the Company or the Company Subsidiary: (i) to grant to any Person any rights to or immunities under any Company Owned Intellectual Property; (ii) to disclose, license, or make available to any Person the source code to any Company Software; or (iii) to make any Company Software subject to the terms of any Open Source Software license. The Company and the Company Subsidiary are in compliance in all material respects with all licenses pursuant to which it has obtained or used any Open Source Software.

(i) No Conflict. The consummation of the Transaction will not cause the Company or the Company Subsidiary: (i) to grant to any third party any right in, to, or with respect to any Company Owned Intellectual Property; or (ii) to be obligated to pay any royalties or other amounts to any Person in excess of those payable by the Company prior to the Closing Date.

(j) Proprietary Information Agreements. Each Person who has contributed to the invention, conception, or development of any Company Owned Intellectual Property (each, a “Contributor”) has entered into a written agreement that assigns to the Company or the Company Subsidiary exclusive ownership of all such Company Owned Intellectual Property and obligates such Person to maintain and protect the secrecy of the Company’s confidential information. To the Company’s Knowledge, no Contributor has breached or violated any such agreement. No current or former Contributors of the Company or the Company Subsidiary, and no governmental entity, university, college, or educational or research institution, owns any rights, title, or interest (whether or not currently exercisable) in or to any Company Owned Intellectual Property. No current or former owner, employee, consultant, officer or director of the Company or the Company Subsidiary (i) owns any Intellectual Property Rights with respect to Company Owned Intellectual Property or (ii) has made any claims of ownership with respect to, or has any right, license, claim, or interest whatsoever in, Company Owned Intellectual Property rights.

(k) Confidentiality Protection. The Company has taken commercially reasonable measures to protect the confidentiality of the trade secrets and other material confidential information of the Company and the Company Subsidiary or of any third party to whom the Company or the Company Subsidiary owes a contractual obligation of confidentiality.

(l) Security Practices. The Company and the Company Subsidiary have implemented and maintain commercially reasonable security, disaster recovery and business continuity measures consistent with industry practices of companies offering similar products and services, and act in material compliance therewith and have taken commercially reasonable steps to implement such measures and tested such measures on a periodic basis. Neither the Company nor the Company Subsidiary, nor to the Knowledge of the Company, any party Processing Personal Information on behalf of the Company or the Company Subsidiary, has experienced any breach of security of or otherwise unauthorized access or

Processing by other Persons to Company’s non-public information including confidential information or Personal Information. Neither Company nor the Company Subsidiary has materially breached any obligations or undertakings of confidentiality which it owes or owed to any Person. To the Knowledge of the Company, none of the current or former employees, consultants or other independent contractors of the Company or the Company Subsidiary has materially breached any Contracts under which the Company or the Company Subsidiary has agreed to keep confidential any confidential information of another Person. Each of the Company and the Company Subsidiary has taken commercially reasonable measures to safeguard Personal Information under its control against unauthorized access or infections by viruses or other harmful code. Each of the Company and the Company Subsidiary has remediated or is in the process of remediating any critical or high security findings in any penetration test or vulnerability scan.

(m) No Company Owned Intellectual Property was developed using (in whole or in part) funding or facilities provided by any Governmental Body or university, college, other educational institution, international organization or research center, nor was any Company Owned Intellectual Property obtained from any Governmental Body or university, college or other educational institution, international organization or research center.

(n) Each Acquired Company (i) except as set forth on Section 2.7(n) of the Disclosure Schedule, lawfully owns, leases or licenses all IT Systems and such IT Systems are sufficient for the current needs of each Acquired Company, including as to capacity, scalability, and ability to process current peak volumes in a timely manner, and (ii) except for IT Systems that are leased, licensed, or otherwise provided to the Company or the Company Subsidiary pursuant to a Contract listed on Section 2.3 of the Disclosure Schedule and after giving effect to the rights and services contemplated to be provided to the Acquired Companies immediately following the Closing Date pursuant to the Related Documents, will continue to have such rights immediately after the Closing to the same extent as prior to the Closing. To the Knowledge of the Company, the IT Systems, Company Products and Company Software under control of the Company do not contain any viruses, bugs, vulnerabilities, faults or other disabling code that could (A) significantly disrupt or adversely affect the functionality or integrity of any systems, Company Products or Company Software, or (B) enable or assist any Person to access without authorization any system or to maliciously disable, maliciously encrypt, or erase any Company Software, hardware, Company Product or data. In the past three (3) years, there has been no failure or other substandard performance of or any security incident of any such IT System that has caused a material disruption to the Company or the Company Subsidiary, and the Company and the Company Subsidiary have not received a demand for or paid any ransomware. To the Knowledge of the Company, the systems, Company Products and Company Software under the control of the Company do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” malware or other routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt or erase Company Software, hardware, Company Products or data. Neither the Company nor the Company Subsidiary is in material breach of any of their Contracts relating to the Company Software, hardware, Company Products or data.

(o) In the past four (4) years for TCPA related matters and for the past three (3) years for all other matters, the Company and the Company Subsidiary have been in material compliance with all Privacy Obligations. The Company and the Company Subsidiary have adopted, and have in the past three (3) years and are currently in compliance with, written privacy and security and compliance policies and procedures which are consistent with the Privacy Laws to which the Company and the Company Subsidiary are subject. The execution and delivery of this Agreement will not cause the Company or the Company Subsidiary to violate any applicable Privacy Obligations.

(p) To the Knowledge of the Company, neither the Company nor the Company Subsidiary is under investigation by any Governmental Body or Person for a violation of any Privacy Obligations. For the last three (3) years, neither the Company nor the Company Subsidiary have (i) been subject to any investigations (to the Knowledge of the Company), lawsuits, actions, or audits concerning the privacy and/or data security of any Personal Information collected, used, stored, shared or otherwise Processed by the Company or the Company Subsidiary, or (ii) received any written notice of any claims, investigations or alleged violations of Privacy Obligations possessed by or otherwise subject to the control of the Company or the Company Subsidiary.

(q) The Company and the Company Subsidiary do not engage in web scraping or use bots, spiders, crawlers or similar methods or technology to collect Personal Information from the websites, online services or applications of any other Person except as described in Section 2.7(q) of the Disclosure Schedule. The Company has not, to its Knowledge, Processed, collected or received any Personal Information from children in violation of any Privacy Obligations. To the extent the Company or the Company Subsidiary de-identifies, aggregates or otherwise Processes Personal Information and other data for its own use, the Company and the Company Subsidiary materially comply with all Privacy Obligations.

(r) The Company and the Company Subsidiary have complied in all material respects with its Privacy Obligations related to or otherwise implicated by the use of AI Tools including, without limitation, complied all applicable Contracts to which Company and the Company Subsidiary is a party governing the use of such AI Tools in the business (including any applicable terms of use and terms of service for such AI Tools) or any Contracts pertaining to or otherwise providing for Company and the Company Subsidiary’s use of any data input into such AI Tools, including any Training Data and data from Company or the Company Subsidiary’s customers or other licensors. Section 2.7(r) of the Disclosure Schedule lists all AI Tools used in the conduct of the business.

(s) In connection with use of AI Tools in the conduct of the business, neither Company nor the Company Subsidiary has (i) used as input into any public version of any AI Tool any information or content that was at the time of input a trade secret or other information which would violate any third-party agreements regarding confidentiality, including, without limitation, confidentiality agreements, (ii) generated any material Intellectual Property Rights that Company or the Company Subsidiary maintains or intended to be maintained as a trade secret in a manner that would materially impair Company or the Company Subsidiary’s ownership thereof or rights therein, or (iii) generated any work product for a customer that Company or the Company Subsidiary had an obligation to deliver as Company or the Company Subsidiary’s original work product or otherwise made representations related to non-infringement of third party Intellectual Property Rights in connection with such work product.

(t) The Company and the Company Subsidiary own, or are licensed or otherwise possess sufficient, valid and enforceable rights to use, all Training Data that is material to the development and operation of the Company Products, AI Tools and Business Intellectual Property owned by the Company or Company Subsidiary or the ongoing operation, modification, update or improvement of such Company Products, AI Tools and Business Intellectual Property and the conduct of the business, and the Purchaser will own, license, or have the right to use such Training Data immediately following Closing to the same extent as held by the Seller prior to the Closing.

2.8 Contracts.

(a) Section 2.8(a) of the Disclosure Schedule lists each of the following Contracts that are in effect as of the date of this Agreement and to which any Acquired Company is a party:

(i) any agreement with respect to any Indebtedness by any of the Acquired Companies;

(ii) any partnership or joint venture agreement pursuant to which any of the Acquired Companies have an obligation to make an investment in or loan to any Person or that involves a sharing of material revenues, profits, costs, Liabilities or losses by any Acquired Company with any Person (other than an Acquired Company);

(iii) any agreement (A) providing for annual base compensation to any Company Employee in excess of $150,000, (B) providing for payment of severance or notice of termination to any Company Employee, or (C) providing for change in control award, retention payment or other similar compensation or benefits to any Person that would become payable by Purchaser as a result of the consummation of the Transaction;

(iv) any agreement between an Acquired Company on the one hand, and Seller or its Affiliates or any officer, director or employee of any of the Acquired Companies, on the other hand (not including any offer letters or employment agreements entered into in the ordinary course of business consistent with past practice) (other than Employee Benefit Plans);

(v) any agreement with another Person limiting or restricting the ability of the Acquired Companies to enter into or engage in any geography or line of business, granting most favored nation pricing or exclusive rights to a counterparty or requiring an Acquired Company to purchase all or substantially all of its requirements for a product or service from a particular Person;

(vi) any agreement with a Top Customer or Top Supplier;

(vii) any collective bargaining agreement or agreement with a labor organization, union or association to which any of the Acquired Companies are a party;

(viii) any agreement with a staffing company, temporary employee agency, professional employer organization or other similar company or agency;

(ix) any contract under which an Acquired Company has advanced or loaned money to, guaranteed an amount for the benefit of or made an Investment in any other Person;

(x) any lease or agreement pursuant to which an Acquired Company is lessee of or holds or operates any property, real or personal, owned by any other party;

(xi) any lease or agreement pursuant to which an Acquired Company is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by such Acquired Company;

(xii) except as otherwise provided for on the Disclosure Schedule, any contract or agreement with a term of more than twelve (12) months which requires a spend in excess of $150,000 for the 2024 calendar year;

(xiii) any contract or agreement regarding any material indemnification provided to or by an Acquired Company;

(xiv) any settlement, conciliation or similar agreement with any Governmental Body or other Person that will require an Acquired Company to pay consideration after the Closing Date in excess of $100,000; or

(xv) any Contract relating to the acquisition by the Company or an Acquired Company of another Person (whether via sale of stock, sale of assets, merger or otherwise).

(b) The Company has made available to Purchaser a copy of each Contract, set forth in Section 2.8(a) of the Disclosure Schedule and each Inbound License and Outbound License, together with all amendments, modifications or supplements thereto, and has provided a written description of each oral Contract.

(c) Each Contract set forth or required to be set forth on Section 2.8(a) of the Disclosure Schedule, each Inbound License and each Outbound License (collectively, each, a “Material Contract”) are in full force and effect and constitute a legal, valid and binding obligation of the Acquired Companies, enforceable against the Acquired Companies in accordance with its terms, subject to Enforceability Exceptions. None of the Acquired Companies nor, to the Knowledge of the Company, any other party to any such Contract is in material breach or default under any such Material Contract. Except as set forth on Section 2.8(c) of the Disclosure Schedule, (i) each Acquired Company has performed all material obligations required to be performed by it under each Material Contract and each Acquired Company is not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder, (ii) no event has occurred which with the passage of time or the giving of notice or both would result in a material default, breach or event of noncompliance by an Acquired Company under any Material Contract, (iii) neither of the Acquired Companies have any intention of not fully performing all of its obligations under a Material Contract, (iv) no Material Contract is currently subject to, or, to the Knowledge of the Company, is expected to be subject to, cancellation or any other material modification by the other party thereto or is subject to any penalty, right of set-off or other charge by the other party thereto for late performance or delivery, and (v) to the Knowledge of the Company, there is no breach or anticipated breach by the counterparty to any Material Contract. There are no renegotiations of or written requests to, or to the Knowledge of the Company, oral requests to, renegotiate or outstanding rights to renegotiate, any terms of any of the Material Contracts. Each party to the Material Contracts (including any Acquired Company) has performed all material obligations under each such Contract required to be performed and, to the Knowledge of the Company, no facts exist which would render such performance unlikely and no party to such a Contract has claimed a force majeure with respect thereto.

2.9 Top Customers & Suppliers. Section 2.9 of the Disclosure Schedule sets forth (i) the top fifteen (15) customers, clients and partners (each, a “Top Customer”) of the Acquired Companies (based on and including the dollar amount of revenue from such clients), for the year ended December 31, 2023 and for the seven-month period ended July 31, 2024 and (ii) the top ten (10) suppliers and vendors of the Acquired Companies (based on and including the dollar amount of payables paid to such suppliers) for the year ended December 31, 2023 and for the seven-month period ended July 31, 2024 (each, a “Top Supplier”). Except as described on Section 2.9 of the Disclosure Schedule, no Acquired Company has received any written or, to the Knowledge of the Company, oral notice that (a) any Top Customer or Top Supplier has stopped or materially decreased, or plans to stop or materially decrease, the amount of business done with such Acquired Company, (b) any Top Customer has requested or received a material decrease, or that there is any intention or plan to provide a material decrease, in the prices paid to an Acquired Company that is or would be inconsistent with the terms of its existing contract or order with such Acquired Company or (c) any Top Supplier has requested or received a material increase, or that there is any intention or plan to provide a material increase, in the prices charged to an Acquired Company that is or would be inconsistent with the terms of its existing contract with, or quotes to, such Acquired Company. In addition, except as described on Section 2.9 of the Disclosure Schedule, no Acquired Company is involved in any material Proceeding, claim or dispute with any Top Customer or Top Supplier. There is no Top Supplier for which practical alternative sources of supply are not generally available in the marketplace on comparable terms.

2.10 Compliance with Laws. Except as set forth on Section 2.10 of the Disclosure Schedule:

(a) No Acquired Company is in default or violation in any material respect of any Legal Requirement of a Governmental Body that is applicable to any Acquired Company or by which any property or asset of any Acquired Company is bound. For the last three (3) years, each Acquired Company has materially complied, and is in material compliance, with all applicable Legal Requirements relating to the operation of its business, properties and assets, including national security Legal Requirements of any jurisdiction of such Acquired Company’s customers. In the last three (3) years, no written notices or claims have been filed against or received by any Acquired Company alleging a violation of any such Legal Requirements, and, to the Knowledge of the Company, no Acquired Company has been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action.

(b) Each Acquired Company holds and is in material compliance with all material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations of all Governmental Bodies required for the conduct of its business and the ownership of its properties, and Section 2.10(b) of the Disclosure Schedule sets forth a list of all of such material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations. No written notices have been received by any Acquired Company alleging the failure to hold any of the foregoing. Except as set forth on Section 2.10(b) of the Disclosure Schedule, all of such permits, licenses, bonds, approvals, accreditations, certificates, registrations and authorizations will be available for use by the applicable Acquired Company immediately after the Closing.

2.11 Tax Matters.

(a) All income and other material Tax Returns required to be filed by the Company and the Company Subsidiary on or before the Closing Date: (i) have been filed on or before the applicable due date (taking into account any extensions of such due date); (ii) are true and correct in all material respects; and (iii) have been prepared in all material respects in compliance with applicable Legal Requirements. Except as set forth on Section 2.11(a) of the Disclosure Schedule, all Taxes (whether or not shown or required to be shown on any Tax Return) due and payable by or on behalf of the Company and the Company Subsidiary have been fully and timely paid. The Company and the Company Subsidiary have complied in all respects with all applicable Legal Requirements relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Taxing authority all amounts required to be so withheld and paid under all applicable Legal Requirements.

(b) Each Affiliated Group has filed all income Tax Returns that it was required to file for each taxable period during which the Company and the Company Subsidiary was a member of such group. All such Tax Returns were correct and complete in all material respects. All income Taxes owed by an Affiliated Group (whether or not shown on any Tax Return) have been paid for each taxable period during which the Company and the Company Subsidiary was a member of the group.

(c) Neither the Company nor the Company Subsidiary has received from any Governmental Body any notice regarding any contemplated or pending audit, examination or other administrative or court proceeding involving Taxes imposed thereon.

(d) The Company has not (i) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid or which extension has not yet expired (other than as a result of automatic extensions of time to file Tax Returns obtained in the ordinary course of business) or (ii) granted to any Person any power of attorney with respect to any Tax matter that will be in force with respect to the Company or the Company Subsidiary after the Closing.

(e) None of Seller, the Company or the Company Subsidiary has received from any Governmental Body in a jurisdiction where the Company has not filed any Tax Return any written claim that the Company or the Company Subsidiary is subject to Tax by that jurisdiction. None of Seller, the Company or the Company Subsidiary has been notified in writing by any Governmental Body regarding any proposed, asserted or assessed deficiency for any Tax imposed on the Company or the Company Subsidiary.

(f) There is no dispute or claim concerning any income Tax liability of any Affiliated Group for any taxable period during which the Company or the Company Subsidiary was a member of the group either (i) claimed or raised by any governmental authority in writing or (ii) as to which Seller and the directors and officers (and employees responsible for Tax matters) of Seller has knowledge based upon personal contact with any agent of such governmental authority. No Affiliated Group has waived any statute of limitations in respect of any income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency for any taxable period during which the Company and Company Subsidiary was a member of the group (in each case, other than as a result of automatic extensions of time to file Tax Returns obtained in the ordinary course of business).

(g) Except as set forth on 2.11(g) of the Disclosure Schedule, there are no liens for Taxes on any asset of the Company or the Company Subsidiary other than liens for Taxes not yet due and payable.

(h) Neither the Company nor the Company Subsidiary (i) has ever been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller), (ii) is a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or the Company Subsidiary owe any amount under any such agreement (other than ancillary provisions in commercial agreements entered into in the ordinary course of the Company’s business the primary purpose of which does not relate to Taxes or agreements solely between the Acquired Companies and the Seller), and (iii) is a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(i) No Acquired Company has any current liability for Taxes of any Person other than the Acquired Companies, Seller or any other member of the Seller’s Affiliated Group of which the Acquired Companies were members (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or (ii) as a transferee or successor.

(j) Neither the Company, the Company Subsidiary, nor any Purchaser Indemnified Party (solely as a result of Purchaser’s acquisition of the Company) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or foreign Legal Requirements) entered into by or on behalf of the Company or the Company Subsidiary prior to the Closing, (ii) any intercompany transaction entered into by the Company or the Company Subsidiary, or excess loss account of the Company or the Company Subsidiary described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Legal Requirements) existing, in each case, prior to the Closing, (iii) any installment sale or open transaction disposition made by the Company or the Company Subsidiary prior to the Closing, (iv) any prepaid amount received or deferred revenue accrued by the Company or the Company Subsidiary on or prior to the Closing other than as reflected in the Company Financial Statements or as received in the ordinary course of business, (v) any change in method of accounting made by or on behalf of the Company or the Company Subsidiary prior to the Closing, (vi) any election by or on behalf of the Company or the Company Subsidiary under Section 965 of the Code (or any corresponding provision of income Tax Legal Requirement), (vii) any use by the Company or the Company Subsidiary of an improper method of accounting for a taxable period ending on or prior the Closing Date; (viii) any interest held by the Company or the Company Subsidiary in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code on or before the Closing Date), or (ix) any application of Section 367(d) of the Code (or any similar provision of applicable law).

(k) Neither the Company nor the Company Subsidiary has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country or is subject to income Tax in a country other than the country in which it is organized.

(l) Neither the Company nor the Company Subsidiary has made any payments to any employee or other service provider, and there is no contract, plan, agreement or arrangement with any employee or other service provider, that, individually or considered collectively with any other events, agreements, plans, arrangements or other contracts, will, or could give rise to, a “parachute payment” within the meaning of Section 280G of the Code or that could give rise to excise taxes payable pursuant to Section 4999 of the Code. Neither the Company nor the Company Subsidiary has any obligation to gross up or otherwise reimburse any Person for any tax incurred by such person under Section 4999 or Section 409A of the Code.

(m) Neither the Company nor the Company Subsidiary is a party to any Employee Benefit Plan or other Contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code. Any Employee Benefit Plan or other Contract, plan, program, agreement, or arrangement that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance in all material respects with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan or other Contract, plan, program, agreement, or arrangement is, or will be, subject to taxation under Section 409A(a)(1) of the Code.

(n) Within the past three years, neither the Company nor the Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code. Within the past three years, neither the Company nor the Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 356 or Section 361 of the Code.

(o) Neither the Company nor the Company Subsidiary has engaged in a reportable transaction under Treasury Regulations Section 1.6011-4(b). Neither the Company nor the Company Subsidiary has failed to disclose on its federal income Tax Returns all positions taken that would give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(p) The Company is not, nor has been at any time, a “United States Real Property Holding Corporation” (within the meaning of Section 897(c)(2) of the Code).

(q) Each of the Company and the Company Subsidiary is, and has always been, an accrual method taxpayer.

(r) Except as set forth on Schedule 2.11(r) of the Disclosure Schedule, prior to the Conversion, each of the Company and the Company Subsidiary were and always had been a domestic corporation taxable under subchapter C of the Code. From and after the effective date of the Conversion up to the Closing, the Company has been and will be a disregarded entity for U.S. federal income tax purposes.

(s) Neither the Company nor the Company Subsidiary elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act which Taxes have not been paid. Neither the Company nor the Company Subsidiary has claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

(t) All material transactions between or among the Company and Company Subsidiary (including any predecessor thereto) and any related Persons have been and continue to be on arm’s length terms for purposes of the relevant transfer pricing Legal Requirements. All related documentation required by such Legal Requirements has been prepared or obtained and, if necessary, retained, in each case, in all material respects.

(u) Except as set forth on Section 2.11(u) of the Disclosure Schedule, each of the Company and Company Subsidiary has collected all sales and use, value added, goods and services and other similar Taxes required to be collected, and has remitted such amounts to the appropriate Governmental Body, or has been furnished properly completed exemption certificates and has maintained such records and supporting documents in compliance in all material respects with applicable sales and use Tax Legal Requirement.

(v) Neither the Company nor the Company Subsidiary is, or has been at any time, a controlled foreign corporation within the meaning of Section 957 of the Code or holds Equity Interests in any entity that is a controlled foreign corporation within the meaning of Section 957 of the Code or a passive foreign investment company within the meaning of Section 1297(a) of the Code.

(w) There is no power of attorney given by or binding upon the Company or Company Subsidiary that will be in force after the Closing with respect to any Tax matter.

(x) Each of the Company and Company Subsidiary has paid and filed all material reports or returns with the applicable Governmental Body, as required pursuant to any unclaimed or abandoned property, escheat or similar Legal Requirement.

Nothing in this Section 2.11 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, deductions, Tax credits, Tax basis or other Tax asset or attribute of the Company or the Company Subsidiary in any taxable period (or portion thereof) beginning after the Closing Date, (ii) except with respect to Sections 2.11(h), 2.11(i), 2.11(j), 2.11(n), and 2.11(r), any Tax position that the Purchaser or any of its Affiliates (including the Company or the Company Subsidiary) may take in respect of any taxable period (or portion thereof) beginning after the Closing Date, or (iii) the Company Subsidiary for any taxable period or portion thereof beginning before August 21, 2018.

2.12 Employee and Labor Matters; Benefit Plans.

(a) All employees of each Acquired Company (collectively, the “Company Employees”) are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any amounts being owed to such individual other than as required under applicable Legal Requirements or under the Employee Benefit Plans. Each Acquired Company’s relationships with all individuals who act on their own as contractors or other service providers to such Acquired Company can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination. No Company Employee, contractor, or other service provider has given notice to the any Acquired Company that such Person has any plans to terminate his, her, or its employment or engagement with such Acquired Company.

(b) Section 2.12(b)(i) of the Disclosure Schedule sets forth the following information for each Company Employee: (i) name; (ii) hire date; (iii) job title; (iv) annual salary or hourly wage, as applicable; (v) classification as exempt or non-exempt under the Fair Labor Standards Act and analogous state laws; (vi) status (i.e., full time, part time, temporary, or intern); (vii) the legal employer; (viii) bonus, commission or other remuneration paid for current fiscal year (including any target bonus opportunity); (ix) work location (city, state, and country); (x) base compensation (either salary or hourly rate), bonus, commission or other remuneration paid during prior fiscal year; (xi) if the Person is on a leave of absence, the nature of such leave, the date the leave of absence begun, and the anticipated date of return to active employment; and (xii) status if such Person is not a citizen or permanent resident of the United States. Section 2.12(b)(ii) of the Disclosure Schedule sets forth a complete and correct list of all independent contractors or other service providers currently performing services or under contract to perform future services for the Company and for each: (A) name; (B) the engagement date; (C) general description of services provided; (D) estimated completion date; (E) hourly or per diem rate or other form of pay of such Person; (F) description of any benefits the Person is eligible for, including reimbursement of expenses, if any; (G) the engaging entity; (H) total compensation paid to the Person in the prior three fiscal years; (I) work location (city, state, and country); and (J) confirmation of whether there is a written consulting or services agreement for each such Person.

(c) Each Acquired Company is and has been for the past three (3) years in material compliance with all Legal Requirements pertaining to labor, employment and employment practices with respect to such Acquired Company’s current and former employees, contractors, and other service providers. With respect to the foregoing, within the last three (3) years, there has not been nor is there currently any no claim, complaint, proceeding, or dispute pending asserting a violation of Legal Requirements pertaining to labor, employment and employment practices or otherwise involving any of the Acquired Companies’ current or former employees, contractors, or other service providers or, to the Knowledge of the Company, threatened against the Company or Company Subsidiary, and, to the Knowledge of the Company, there exists no basis for any such claim, complaint, proceeding, or dispute. No Acquired Company is delinquent in any payments to any of such Acquired Company’s current or former employees, contractors, or other service providers for any wages, salaries, commissions, bonuses or other compensation for any services performed for such Acquired Company. No Acquired Company has any plan or program requiring the payment of severance compensation in connection with the termination of employment of the Company Employees. Within the past three (3) years, there have not been any grievances, complaints or charges pending or, to the Knowledge of the Company, threatened against any Acquired Company with respect to any Employee Benefit Plan or any of such Acquired Company’s current or former employees, contractors, or other service providers. Within the past three (3) years, no Acquired Company has been subject to, party to, bound by, or in the process of negotiating any collective bargaining agreement or other Contract with a labor organization, trade union, work council or other employee representative representing any of such Acquired Company’s current or former employees. No Acquired Company is now, nor within the last three (3) years has been, subject to any union organizing effort, strike, work stoppage, lock out or other labor dispute involving any of its current or former employees.

(d) Except as set forth in Section 2.12(d) of the Disclosure Schedule, there are no workers’ compensation claims pending against any Acquired Company nor, to the Knowledge of the Company, are there any facts that would give rise to such a claim or claims not covered by workers’ compensation insurance.

(e) All Persons who have performed services for an Acquired Company or who otherwise have claims for compensation from an Acquired Company have been properly classified as an employee or independent contractor pursuant to all applicable Legal Requirements, including, but not limited to, the Fair Labor Standards Act, the Code and ERISA. No Acquired Company has incurred, or reasonably expects to incur, any liability with respect to any misclassification of any Person as an independent contractor rather than as an employee under applicable wage and hour Legal Requirements, or with respect to any employee leased from another employer. All Persons characterized and treated by an Acquired Company as exempt employees are properly classified and compensated as exempt employees under all applicable Legal Requirements, and all non-exempt employees have been paid overtime pay as required by applicable Legal Requirements.

(f) To Knowledge of the Company, in the last three (3) years no allegations of sexual harassment or misconduct have been made involving any current or former director, officer or supervisor-level employee of an Acquired Company. In the last three (3) years no Acquired Company has entered into any settlement agreements related to allegations of sexual harassment by any current or former director, officer or employee of an Acquired Company.

(g) Each Acquired Company has been, and is, in compliance with the terms of the Immigration Reform and Control Act of 1988, as amended, and all related regulations promulgated thereunder and any other immigration Legal Requirements. A Form I-9 has been completed and retained with respect to each Company Employee.

(h) Each Acquired Company has been, and is, in compliance with the Worker Adjustment and Retraining Notification Act and similar Legal Requirements (the “WARN Act”) and has no Liabilities pursuant thereto. No Acquired Company has implemented any plant closing or layoff of employees that could implicate the WARN Act within the past three (3) years, and no Company Employees have experienced nor are any of the Acquired Companies currently contemplating an employment loss as defined in the WARN Act in the ninety (90) day period preceding the Closing Date.

(i) Section 2.12(i) of the Disclosure Schedule sets forth a correct and complete list of all material Company Benefit Plans and material Seller Benefit Plans.

(j) Each Company Benefit Plan and, except as would not reasonably be expected to result in Liability to Purchaser or its Affiliates on or after the Closing, each Seller Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and other applicable Legal Requirements. With respect to the Company Employees, each Acquired Company is in compliance in all material respects with all Legal Requirements relating to the employment of labor, including, without limitation, all such Legal Requirements relating to wages, overtime, compensation, hours of work, pay equity, employee classification, privacy and immigration.

(k) Complete copies of the current plan documents with respect to each Company Benefit Plan and each material Seller Benefit Plan have been made available to Purchaser. With respect to each such Company Benefit Plan, each Acquired Company has made available to Purchaser true and complete copies of: (A) such Company Benefit Plan and (B) solely to the extent applicable to such Company Benefit Plan: all trust agreements, insurance contracts or other funding arrangements; the most recent Form 5500 filed and all schedules thereto; the most recent IRS determination letter; all non-routine communication sent to or received from the IRS, the Department of Labor or other applicable Governmental Body within the preceding three (3) years; all current employee handbooks or manuals; all current summary plan descriptions; all amendments and modifications to any such document; all IRS Forms 1094-C for the two (2) most recent plan years; and all nondiscrimination and coverage testing reports for the two (2) most recent plan years.

(l) No Company Benefit Plan and, except as would not reasonably be expected to result in Liability to Purchaser or its Affiliates on or after the Closing, no Seller Benefit Plan engaged in any breach of fiduciary responsibility or any non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which would reasonably be expected to result in Liability to an Acquired Company.

(m) No Acquired Company nor any ERISA Affiliate of an Acquired Company sponsors, maintains, participates in or contributes to, or has any Liability relating to, or has within the past six (6) years sponsored, maintained, participated in or had any obligation to contribute to or Liability relating to any (i) defined benefit plan (as defined in Section 3(35) of ERISA), (ii) plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; (iii) “multiemployer plan,” as defined in Section 3(37) of ERISA, or (iv) “multiple employer plan” or “multiple employer welfare arrangement” within the meaning of ERISA. No Acquired Company has incurred any Liability (including as a result of any indemnification obligation) or shall incur any Liability under Title IV of ERISA.

(n) Each Company Benefit Plan and, except as would not reasonably be expected to result in Liability to Purchaser or its Affiliates on or after the Closing, each Seller Benefit Plan intended to qualify under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS that such Employee Benefit Plan is a “qualified plan” under Section 401(a) of the Code and, to the Knowledge of the Company, no event or omission has occurred that could cause any such Employee Benefit Plan to lose such qualification.

(o) With respect to each Company Benefit Plan and, except as would not reasonably be expected to result in Liability to Purchaser or its Affiliates on or after the Closing, each Seller Benefit Plan, all contributions and premium payments required have been timely made or properly accrued on the Company Financial Statements.

(p) The Company and Company Subsidiary do not, either directly or indirectly, have any obligation under any Company Benefit Plan nor any Seller Benefit Plan to provide retiree medical benefits with respect to employees of the Company or Company Subsidiary beyond their termination of employment (except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I or ERISA and the regulations thereunder or any analogous state law).

(q) There are no actions, claims, disputes, audits, investigations or litigation pending or, to the Knowledge of the Company, threatened against any Company Benefit Plan or the assets of any Company Benefit Plans (other than routine claims for benefits) and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, claims, disputes, audits, investigations or litigation.

(r) No Acquired Company has incurred (whether or not assessed), and is not reasonably expected to incur or to be subject to, any Tax or other penalty under the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder (“PPACA”) including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code.

(s) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, officer, director or independent contractor of an Acquired Company to severance pay or any other payment or (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such individual or require any contributions or payments to fund any obligations under any Company Benefit Plan.

(t) No Company Benefit Plans or material Seller Benefit Plans are subject to the laws of any jurisdiction outside the United States.

2.13 Insurance. Section 2.13 of the Disclosure Schedule sets forth a true and complete schedule of insurance policies and fidelity bond or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, and other casualty, property and other forms of insurance maintained by, or for the benefit of, the Acquired Companies (such policies and bonds set forth thereon, the “Insurance Policies”). The Insurance Policies are in full force and effect and all premiums due and payable under such Insurance Policies have been paid on a timely basis and all relevant claims have been timely made. As of the date of this Agreement, none of the Seller or its Affiliates or the Acquired Companies have received written notice of cancellation, termination or non-renewal of, or premium increases outside of the ordinary course, with respect to any of the Insurance Policies. The Insurance Policies cover, in all material respects, such risks and are in such amounts as to comply with all material contracts to which the Acquired Company is a party, and which require such coverage as an obligation of the Acquired Company and applicable laws. Except as set forth on Section 2.13 of the Disclosure Schedule, there are no third-party claims or actions pending or, to the Knowledge of the Company, threatened against the Acquired Companies for which claims have been or have been determined to be made against any such Insurance Policies. There is no claim by the Acquired Companies pending under any such Insurance Policies as to which coverage has been denied or disputed, or where available insurance coverage (inclusive of defense expenses) will be exceeded or in respect of which there is an outstanding written reservation of rights. No Acquired Company or Seller has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute a material breach or default (including with respect to the non-payment of premiums or the failure to give notices) of any of the Insurance Policies. None of the Acquired Companies are self-insured.

2.14 Related Party Transactions. None of the Acquired Companies have purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced money to, or borrowed any money from or entered into or been subject to any Contract with, any officer, director or employee of any of the Acquired Companies. Other than as set forth on Section 2.14 of the Disclosure Schedule, all intercompany arrangements between an Acquired Company and Seller or its Affiliates in effect prior to the consummation of the transactions contemplated by this Agreement (which, for the avoidance of doubt, exclude those provided pursuant to the Transition Services Agreement) have been terminated, and no Acquired Company has any duty or obligation with respect to any such intercompany arrangements.

2.15 Legal Proceedings. There are no (and for the last three (3) years there have not been any) Proceedings pending or, to the Company’s Knowledge, threatened against any Acquired Company (or to the Company’s Knowledge, pending or threatened against any of the officers or employees of any Acquired Company with respect to their activities for or on behalf of a Acquired Company), or pending or threatened by any Acquired Company against any Person, at law or in equity, or before or by any Governmental Body. No Acquired Company is subject to any grievance or arbitration proceeding under any collective bargaining agreements or any governmental investigation or inquiry. No Acquired Company is subject to any judgment, order or decree of any Governmental Body.

2.16 No Brokers. No Acquired Company has entered into any Contract, arrangement or understanding with any Person that may result in the obligation of the Acquired Companies to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement.

2.17 Environmental Matters. (a) Each Acquired Company is and, for the last three (3) years has been, in material compliance with all Environmental Laws, which compliance includes and has included the obtaining, maintain and complying with all Environmental Permits; (b) no Proceeding is pending, or to the Knowledge of the Company, threatened, to revoke, modify, or terminate any Environmental Permit; (c) no Person on behalf of any Acquired Company or any of its predecessors, has, at any time, transported, treated, stored or disposed of Hazardous Material, in each case, that has or could reasonably be expected to give rise to, result in, or serve as a basis for any Liability of the Acquired Companies under Environmental Laws; (d) no Acquired Company has been subject to, nor has received any notice of, any Proceeding related to the Release of or exposure to Hazardous Materials; (e) no Acquired Company has any contractual indemnity obligation to any third party with respect to Environmental Laws; and (f) the Acquired Companies have made available to Purchaser true, complete and accurate copies of all material environmental assessment reports, health and safety audits, and reports of investigations with respect to the Acquired Companies, or any location owned or operated by the Acquired Companies’ businesses or in connection with an Acquired Company or any real property currently or formerly owned, leased, or used by any Acquired Company or any of its predecessors, in an Acquired Company’s possession or control.

2.18 Powers of Attorney. No Acquired Company has any general or special powers of attorney outstanding (whether as grantor or grantee thereof).

2.19 Absence of Certain Practices.

(a) No Acquired Company or, to the Knowledge of the Company, any of its employees, officers, or directors, has, directly or indirectly, in the last five (5) years made, given or incurred or agreed to make, give or incur any contribution, payment, gift or entertainment or other expense or similar benefit to any customer, vendor, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business or operations of the Acquired Company (or assist the Acquired Company in connection with any actual or proposed transaction relating to the Acquired Company’s business), (i) that subjected or would reasonably be expected to subject the Acquired Company to any damage or penalty in any criminal or governmental suit, Proceeding, investigation, arbitration, mediation, claim or order, (ii) that subjected or would reasonably be expected to subject the Acquired Company to any adverse consequences with any Governmental Body or regarding the ability of the Acquired Company to continue doing business as it is currently conducted by the Acquired Company, including without limitation, the Federal False Claims Act (31 U.S.C. Section 3729 et seq.), or (iii) that in case of a payment made directly or indirectly to an official or employee of any Governmental Body, constitutes an illegal bribe or kickback (or if made to an official or employee of a foreign government, is unlawful under the Foreign Corrupt Practices Act of 1977, as amended) or, in the case of a payment made directly or indirectly to a Person other than an official or employee of a government or Governmental Body, constitutes an illegal bribe, illegal kickback or other illegal payment under any Legal Requirements of the United States or under the Legal Requirements of any other Governmental Body.

(b) No Acquired Company or any of its Affiliates, or any of their respective directors, officers, or employees is, or is owned 50% or more or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union or any other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions as of the date of this Agreement. In the last five (5) years, (A) no Acquired Company or any of its Affiliates has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, was the subject of Sanctions (in violation of Sanctions) and (B) each Acquired Company and its Affiliates is and has in the last five (5) years been in compliance with, and has not been penalized for or, to the Company’s Knowledge as of the date of this Agreement, under investigation by a Governmental Body with respect to, and has not as of the date of this Agreement been threatened to be charged with or given written notice of any violation of, any applicable Sanctions or export controls laws.

2.20 Transaction Bonuses. No Acquired Company has entered into any Contract, arrangement or understanding with any Person that may result in the obligation of the Acquired Companies to provide a special bonuses, change in control, retention, stay, severance or other similar compensation (discretionary or otherwise) to any employee of the Acquired Companies in connection with or arising out of the transactions contemplated by this Agreement.

2.21 Bank Accounts. Section 2.21 of the Disclosure Schedule sets forth a true and complete list of (a) the name and address of each bank with which each Acquired Company has an account, safe deposit box or lockbox, and (b) the name of each Person authorized to draw thereon or have access thereto.

Section 3. REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule (in accordance with Section 9.13), Seller represents and warrants to Purchaser as of the date of this Agreement unless otherwise specified as follows:

3.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all of the necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted. Seller is duly qualified to do business and is in good standing in each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to so qualify would not, individually or in the aggregate, have a material adverse effect.

3.2 Power and Authority. Seller has the requisite power and authority (corporate or otherwise) to enter into this Agreement and to carry out the Transaction. The execution, delivery and performance by Seller of this Agreement and the consummation of the Transaction have been duly authorized by all necessary action on the part of Seller. This Agreement, assuming it constitutes the valid and binding obligation of other parties hereto, constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to Enforceability Exceptions.

3.3 No Conflict; Consents. The execution, delivery and performance by Seller and the consummation of the Transaction does not and will not: (a) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of Seller’s organizational documents (as applicable); (b) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Legal Requirement, regulation or rule, or any order of, or any restriction imposed by, any Governmental Body applicable to Seller; (c) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of modification, termination, or acceleration of, or require any notice or approval under, any material contract, agreement, permit, license, authorization or other obligation to which Seller is a party or by which Seller or its assets are bound, except as would be reasonably likely to have a material adverse effect on Seller’s ability to consummate the Transaction.

3.4 Ownership of Company Interests. Seller is the record and beneficial owner of the Company Interests, and neither Seller nor any of Seller’s Affiliates have any other right or interest with respect to any Equity Interests, including any securities or instruments convertible into any Equity Interests, of any Acquired Company. At the Closing, Seller will transfer to Purchaser good title to Seller’s Company Interests, free and clear of all Encumbrances except as are imposed by Purchaser or arise under applicable securities laws that would not have a material adverse effect on Seller’s ability to consummate the Transaction. Seller is not a party to any option, warrant, purchase right, or other Contract or commitment that could require Seller to sell, transfer or otherwise dispose of any of the Company Interests or other equity securities of the Company (other than this Agreement). Seller is not a party to any voting trust, proxy, voting rights agreement or other agreement or understanding with respect to the voting Equity Interests of the Company.

3.5 Legal Proceedings. There are no Proceedings against Seller, or to Seller’s Knowledge threatened against Seller, before any court of competent jurisdiction, Governmental Body or arbitrator which would adversely affect Seller’s performance under this Agreement or the consummation of the Transaction.

3.6 No Brokers. Seller has not entered into any Contract, arrangement or understanding with any Person that may result in the obligation of the Acquired Companies to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement.

Section 4. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company and Seller as of the date of this Agreement unless otherwise specified as follows:

4.1 Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of Delaware.

4.2 Power and Authority. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transaction. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and the consummation of the Transaction have been authorized by Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming it constitutes the valid and binding obligation of the other parties hereto, constitutes legal, valid and binding obligations of Purchaser, enforceable against it in accordance with its terms, subject to Enforceability Exceptions.

4.3 No Conflicts; Consents. The execution, delivery and performance by Purchaser and the consummation of the Transaction does not and will not: (a) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of Purchaser’s organizational documents; (b) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Legal Requirement, regulation or rule, or any order of, or any restriction imposed by, any Governmental Body applicable to Purchaser; (c) require from Purchaser any notice to, declaration or filing with, or consent or approval of any Governmental Body or other Person; or (d) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of modification, termination, or acceleration of, or require any notice or approval under, any material contract, agreement, permit, license, authorization or other obligation to which Purchaser is a party or by which Purchaser or its assets are bound, except as would be reasonably likely to have a material adverse effect on Purchaser’s ability to consummate the Transaction.

4.4 Purchase Entirely for Own Account. The Company Interests to be acquired by Purchaser will be acquired for investment for Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. Purchaser does not presently have any Contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Company Interests.

4.5 Disclosure of Information. Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Company Interests with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 or of Seller in Section 3 or the right of Purchaser to rely thereon.

4.6 Restricted Securities. Purchaser understands that the Company Interests have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser’s representations as expressed herein. Purchaser understands that the Company Interests are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Purchaser may be required to hold the Company Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Purchaser acknowledges that the Company has no obligation to register or qualify the Company Interests. Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Company Interests, and on requirements relating to the Company which are outside of Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy.

4.7 Legal Proceedings. There are no Proceedings against Purchaser before any court of competent jurisdiction, Governmental Body or arbitrator which would adversely affect Purchaser’s performance under this Agreement or the consummation of the Transaction.

4.8 No Brokers. Purchaser has not incurred, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or the Transaction contemplated hereby.

4.9 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Section 4, neither Purchaser nor any of its Affiliates makes any representation or warranty, express or implied, at law or in equity.

Section 5. COVENANTS AND AGREEMENTS

5.1 Confidentiality.

(a) Each party hereto acknowledges that the information being provided to such party and any of its Affiliates and any of its or its Affiliates’ Representatives in connection with the consummation of the Transaction was provided subject to the terms of the Confidentiality Agreement, which is incorporated herein by reference, and the obligations of the parties thereunder will continue in full force and effect in accordance with its terms.

(b) Purchaser acknowledges that Purchaser, its Affiliates and each of their respective Representatives were supplied copies of proprietary and confidential information relating to Seller and Seller’s Subsidiaries and Affiliates and their various operations unrelated to the Company or the Company Subsidiary (the “Unrelated Information”). Although Seller shall attempt to recover such Unrelated Information from the Company and the Company Subsidiary prior to the Closing, some of such Unrelated Information may still be in the possession of the Company and the Company Subsidiary after the Closing. Purchaser shall not, and shall cause the Company and the Company Subsidiary not to, use or disclose such Unrelated Information for any purpose whatsoever, and on or before the date that is ninety (90) calendar days from the Closing Date, Purchaser shall, and shall cause the Company and the Company Subsidiary to, remove any such Unrelated Information in possession of the Company and the Company Subsidiaries, including take the actions as set forth in Section 5.1(b) of the Disclosure Schedule.

5.2 Publicity; Public Disclosure.

(a) The initial press release concerning this Agreement and the Transaction shall be a press release in form agreed by Purchaser and Seller prior to the execution of this Agreement and such initial press release (the “Press Release”) shall be released as promptly as practicable after the execution of this Agreement (but in any event within four (4) business days thereafter).

(b) No party hereto shall, and shall not permit its Affiliates or its or their Representatives to, issue any press release or otherwise make any public announcement concerning this Agreement or the Transaction without the prior written consent of each other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as may be required by applicable Legal Requirements or rules or regulations of any United States or foreign securities exchange, with it being acknowledged by the parties hereto that Seller is subject to certain Legal Requirements with respect to publicly filing this Agreement and certain related financial information of the Company with the Securities and Exchange Commission, or (ii) to the extent the contents of such release or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in accordance with this Section 5.2. Notwithstanding anything to the contrary set forth herein, nothing herein will prohibit disclosure made by any party hereto or their respective Affiliates required to enforce any of such party’s or any of its Affiliates’ rights or remedies relating to this Agreement or the Transaction or defend against any claims brought by any relevant party, or otherwise make any statement, or provide information, in any Proceeding arising under this Agreement or a Related Document. Furthermore, notwithstanding anything to the contrary set forth herein, Purchaser shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (A) to authorized Representatives, financing sources and potential investors of Purchaser or its Affiliates to whom such information is disclosed in the ordinary course of business, (B) by Purchaser to its and its Affiliates’ investors in connection with summary information about Purchaser’s or any of Purchaser’s Affiliates’ financial condition and (C) following the Closing to any bona fide prospective purchaser of the equity or assets of Purchaser or its Affiliates; provided, that in the case of disclosures made pursuant to clauses (A) through (C), the recipient is informed of the confidential nature of such information and subject to customary confidentiality restrictions with respect to the use and further disclosure of such information.

5.3 Tax Matters.

(a) Any tax-sharing agreement with respect to or involving the Company Subsidiary shall be terminated as of the Closing Date and shall have no further effect for any taxable year.

(b) In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income, sales, withholding, or receipts for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity shall be deemed to terminate at such time), and the amount of any other Taxes for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period, multiplied by a fraction, the numerator of which is the number of days in the Taxable period ending on the Closing Date, and the denominator of which is the number of days in such Straddle Period; provided that the allocation of Transfer Taxes with respect to any Straddle Period shall be governed exclusively by Section 1.4.

(c) Following the Closing Date, Seller shall include the income of the Company and the Company Subsidiary (including any deferred items triggered into income by Treas. Reg. § 1.1502-13 and any excess loss account taken into income under Treas. Reg. § 1.1502-19) on Seller’s consolidated federal (and applicable state and local) income Tax Returns for all periods through the end of the Closing Date and pay any federal income Taxes attributable to such income. The Company and the Company Subsidiary shall furnish Tax information to Seller for inclusion in Seller’s federal (and applicable state and local) consolidated income Tax Returns for the period that includes the Closing Date in accordance with the Acquired Companies’ past custom and practice. For all periods ending on or before the Closing Date, Seller shall cause the Company Subsidiary to join, and for all periods ending on the day before the Conversion, Seller shall cause the Company to join, in Seller’s consolidated federal, state, and local income Tax Returns and, in local jurisdictions requiring separate reporting for the Company and/or the Company Subsidiary from Seller, to file separate state and local income Tax Returns (all such Tax Returns in the aggregate, the “Seller Returns”). All Seller Returns shall be prepared and filed in a manner consistent with prior practice with respect to the Company and the Company Subsidiary, except as required by a change in applicable Legal Requirement or pursuant to the transactions contemplated by this Agreement, and shall include all Transaction Deductions to the extent supportable on a “more likely than not” or higher level of authority. Each Seller Return that is a Stand-Alone Return related to income Taxes solely for taxable periods ending on or before the Closing Date (the “Seller Stand-Alone Returns”) shall be prepared by Seller and submitted to Purchaser for Purchaser’s review and comment at least twenty (20) days prior to the due date of such Stand-Alone Return (taking into account extensions). Seller shall consider in good faith all of Purchaser’s reasonable and timely submitted comments to such Stand-Alone Returns.

(d) Purchaser shall prepare and file all Tax Returns for the Acquired Companies for Pre-Closing Tax Periods (other than Seller Returns), and which are required to be filed after the Closing Date (the “Purchaser Prepared Returns”). All such Purchaser Prepared Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable Legal Requirement that is effective after the Closing Date. Prior to filing any Purchaser Prepared Returns, Purchaser shall provide copies of such Purchaser Prepared Return to Seller, for Seller’s review, comment and consent (which consent shall not be unreasonably withheld, conditioned or delayed) at least twenty (20) days prior to the due date of such Purchaser Prepared Return (taking into account extensions), and Purchaser shall incorporate all of Seller’s reasonable and timely submitted comments; provided that any delay in delivering any Purchaser Prepared Return shall not relieve Seller of its obligations hereunder except to the extent that (and only to the extent that) Seller has been materially prejudiced thereby.

(e) The parties shall in good faith negotiate to resolve any disputes with respect to any Purchaser Prepared Returns. In the event the parties cannot resolve a dispute, the determination of the disputed item or items shall be made by the Accounting Firm, whose decisions shall be final and whose fees shall be calculated using the same methodology used to calculate Accounting Firm’s fees pursuant to Section 1.6.

(f) The parties hereto shall, to the extent permitted or required under applicable Legal Requirement, treat the Closing Date as the last day of the taxable period of the Company (in accordance with Section 5.3(b)) and the Company Subsidiary for all Tax purposes, and Purchaser shall cause the Company Subsidiary to join Purchaser’s “consolidated group” (as defined in Treasury Regulations Section 1.1502-1(h) and as more thoroughly set forth in Treasury Regulations Section 1.1502-76 or similar provisions of U.S. state, local or non-U.S. Legal Requirements) effective on the day after the Closing Date. Accordingly, the parties hereto shall, to the extent permitted or required under applicable Legal Requirements, treat the Closing Date as the last day of the taxable period of the Company (in accordance with Section 5.3(b)) and the Company Subsidiary for all applicable Tax purposes.

(g) Each of Purchaser, Seller and the Acquired Companies will cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Proceeding with respect to Taxes pertinent to the Acquired Companies. Such cooperation will include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such legal proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser, the Acquired Companies, and Seller agree to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing authority.

(h) Notwithstanding anything to the contrary in this Agreement: (i) none of Purchaser, its Affiliates (including the Acquired Companies after the Closing) or Seller shall make any election under Section 336 or Section 338 of the Code with respect to the Transaction, (ii) none of Purchaser or its Affiliates (including the Company and the Company Subsidiary after the Closing) shall engage in any transaction outside the ordinary course of business on the Closing Date after the Closing, and (iii) Seller shall not be required to share with Purchaser or its Affiliates any consolidated federal (or applicable state and local) income Tax Return of Seller. Purchaser and Seller agree to report all transactions not in the ordinary course of business occurring on the Closing Date after Purchaser’s purchase of the Company on Purchaser’s U.S. federal income Tax Return to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B). Purchaser, its Affiliates (including the Company and the Company Subsidiary after the Closing) shall not, and shall not cause or permit their respective Affiliates to, (a) file (except for Tax Returns prepared and filed in accordance with Section 5.3(d)) or amend any Tax Returns of any Acquired Company for any Pre-Closing Tax Period, (b) cause Seller or any Acquired Company to make or change any Tax election or change any method of accounting, in either case, that has retroactive effect to a Pre-Closing Tax Period of any Acquired Company or Seller, (c) agree to extend or waive the statute of limitations with respect to Tax Returns of the Acquired Companies for a Pre-Closing Tax Period (other than as a result of automatic extensions of time to file Tax Returns obtained in the ordinary course of business), or (d) initiate discussions or examinations with any Tax authority pursuant to any voluntary disclosure or similar self-correction program regarding Taxes of any Acquired Company with respect to any Pre-Closing Tax Period, in each case, except with the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned, or delayed).

(i) In the event that any audit or examination shall be instituted or any deficiency asserted or assessment made, or any administrative or court proceeding or other form of Proceeding commenced by any Governmental Body that relates in whole or in part to: (x) one or more Pre-Closing Tax Periods of the Acquired Companies, or to Seller’s Affiliated Group or (y) Taxes, or Tax Returns, relating to the Acquired Companies for which Seller has liability pursuant to this Agreement (including Section 7.2) or which would reduce the amount payable to the Seller pursuant to this Agreement (collectively, a “Tax Proceeding”), Purchaser shall promptly (and, in any event, within ten days of receiving written notice thereof from the Governmental Body, or sooner, if the nature of the Tax Proceeding so requires) cause written notice of the Tax Proceeding to be forwarded to Seller; provided that the failure to so notify Seller shall not relieve Seller of its obligations hereunder except to the extent that (and only to the extent that) Seller has been materially prejudiced thereby. Seller shall have the right to control any such Tax Proceeding described in the foregoing clause (x) at its sole cost and expense. With respect to any Tax Proceeding it controls (other than a Tax Proceeding relating to solely Seller’s Affiliated Group, including its “consolidated group” (as defined in Treasury Regulation Section 1.1502-1(h)) (a “Consolidated Group Proceeding”)) Seller (A) shall give prompt notice to Purchaser of any Tax adjustment proposed in writing pursuant to such Tax Proceeding, including the right to participate in conferences with Governmental Bodies and submit material in support of Purchaser’s position, (B) shall afford Purchaser a reasonable opportunity to participate, at Purchaser’s expense, in the conduct of such Tax Proceeding, and (C) shall not settle, resolve or otherwise dispose of such Tax Proceeding without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Seller shall not settle any Consolidated Group Proceeding in a manner that would adversely affect the Acquired Companies after the Closing Date without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Purchaser shall have the right to control any such Tax Proceeding described in clause (y) of the first sentence of this Section 7.2(i); provided, however, that Purchaser (A) shall give prompt notice to Seller of any Tax adjustment proposed in writing pursuant to such Tax Proceeding, including the right to participate in conferences with Governmental Bodies and submit material in support of Seller’s position, (B) shall afford Seller a reasonable opportunity to participate, at Seller’s expense, in the conduct of such Tax Proceeding, and (C) shall not settle, resolve or otherwise dispose of such Tax Proceeding without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(j) Tax Treatment; Purchase Price Allocation.

(i) The parties hereto agree that for U.S. federal and applicable state income Tax purposes, the purchase of the Company Interests by Purchaser shall be treated as a taxable purchase by Purchaser, and taxable sale by Seller, of all of the assets of the Company. The parties agree to account for the transactions contemplated by this Agreement in a manner consistent with this Section 5.3(j)(i) (including the filing of all Tax Returns and the taking of all Tax positions), except as otherwise required by a “determination” as defined in Code Section 1313.

(ii) Purchaser, Seller, and the Company, agree that the Purchase Price (plus any liabilities or other items treated as purchase price for U.S. federal income tax purposes) will be allocated to the assets of the Company for U.S. federal income tax purposes in a manner consistent with Code Section 1060 and the methodology set forth on Section 5.3 of the Disclosure Schedule. Purchaser will deliver to Seller a statement setting forth the proposed allocation (the “Proposed Allocation”). If Seller has any objection to the Proposed Allocation, Seller will deliver to Purchaser a statement setting forth its objections and suggested adjustments within twenty days after the delivery of the Proposed Allocation, otherwise, Seller shall be deemed to have accepted the Proposed Allocation. Seller and Purchaser will negotiate in good faith to resolve any such objection. Any remaining dispute among Seller and Purchaser shall be resolved by the Accounting Firm (in accordance with the procedures set forth in Section 1.6(d)); provided, that the Accounting Firm’s determination shall be limited to whether Seller’s or Purchaser’s position with respect to each of the remaining points in dispute better reflects the principles set forth in this Section 5.3(j)(ii). The Proposed Allocation, as adjusted to reflect any agreed-upon changes (the “Final Allocation”), will be binding upon the Seller and Purchaser for all income Tax purposes; provided, however, that the Final Allocation may be adjusted upon any adjustment to the purchase price (as defined for U.S. federal income tax purposes) in accordance with the principles set forth in this Section 5.3(j)(ii). The parties agree to file all Tax Returns in a manner consistent with the Final Allocation, and no party will take any position inconsistent therewith on any Tax Return or in connection with any Tax Proceeding unless required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code. If any Governmental Body disputes the Final Allocation in connection with any audit, examination or other Tax Proceeding, the party involved in such Tax Proceeding will promptly notify the other parties of the existence and nature of such dispute, and any resolution thereof. Purchaser, the Company and Seller agree that the amount of Purchase Price allocable to the capital stock of the Company Subsidiary in the Allocation shall be a nominal amount as reasonably determined by Purchaser and Seller in good faith. The Final Allocation shall be revised to appropriately take into account any other payments made pursuant to this Agreement (including the Earnout Payment), and Purchaser shall deliver to Seller an amended Final Allocation reflecting any such revisions.

(k) To the extent that any obligation or responsibility pursuant to this Agreement (including Section 7.2(e)) may overlap with an obligation or responsibility pursuant to this Section 5.3, the provisions of this Section 5.3 shall govern.

5.4 Employees; Employee Benefit Plans.

(a) During the period from the Closing and one (1) year after the Closing Date, Purchaser will, and will cause the Company to, provide each Company Employee who remains employed by an Acquired Company, Purchaser or an Affiliate of Purchaser immediately after the Closing (“Company Continuing Employee”) with: (i) annual base salary or hourly wages which are substantially comparable to the annual base salary or hourly wages provided by the Company immediately prior to the Closing; (ii) target annual cash bonus opportunities and commissions (excluding equity and equity-based compensation), if any, which are substantially comparable to the target annual cash bonus opportunities and commissions (excluding equity and equity-based compensation) provided by the Company or Company Subsidiary immediately prior to the Closing; and (iii) retirement and welfare benefits that are substantially comparable to those provided by the Company or Company Subsidiary immediately prior to the Closing.

(b) With respect to any employee benefit plan maintained by Purchaser or its Subsidiaries (collectively, “Purchaser Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Closing, Purchaser shall, or will cause the Company and Company Subsidiary (as applicable) to, recognize all service of the Company Continuing Employees with the Company or Company Subsidiary (as applicable), as the case may be as if such service were with Purchaser, for vesting and eligibility purposes in any Purchaser Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing Date; provided that, such service will not be recognized to the extent that (x) such recognition would result in a duplication of benefits, (y) such service was not recognized under the corresponding Employee Benefit Plan or (z) such service related to defined benefit pension plan and/or retiree welfare arrangements. In addition, Purchaser shall, and shall cause its Affiliates to use commercially reasonable efforts to cause (i) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Purchaser Benefit Plans to the extent waived or satisfied by a Company Continuing Employee under any Employee Benefit Plan as of the Closing and (ii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing by any Company Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing under any applicable Purchaser Benefit Plan in the same plan year in which the Closing occurs.

(c) Nothing contained herein, express or implied, (i) is intended to confer upon any Company Continuing Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (ii) shall alter or limit Purchaser’s, Company’s, Company Subsidiary’s or their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement or (iii) is intended to confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

5.5 Books and Records.

(a) For a period of six (6) years after the Closing Date (the “Retention Period”), Purchaser shall retain the books and records (including personnel files) of the Company and the Company Subsidiary relating to periods prior to the Closing.

(b) During the Retention Period, solely for the purpose of examining and copying records in connection (i) defending or prosecuting any actual or threatened Proceeding by or against Seller or its respective Affiliates (other than any actual or threatened Proceeding pursuant to or in connection with this Agreement or a Related Document that involves Purchaser or any of its Affiliates (in which case, the applicable rules of discovery shall apply)) or (ii) preparing Tax Returns or regulatory reporting obligations (including, for the avoidance of doubt, requests from Seller’s auditors), upon request with reasonable prior notice, and except as determined in good faith to be necessary to upon reasonable prior notice, and except as determined in good faith to be necessary to (A) ensure compliance with any applicable Legal Requirement, (B) preserve any applicable privilege (including the attorney-client privilege), or (C) comply with any contractual confidentiality obligations, Purchaser shall, and shall cause each of the Acquired Companies, and their respective Affiliates and Representatives to, (x) afford Seller’s and its Subsidiaries’ Representatives reasonable access, during normal business hours, to relevant properties, books, Contracts, commitments, Tax Returns and records of Purchaser and its Affiliates in respect of any Acquired Company, (y) furnish to the Representatives of Seller and its Subsidiaries such additional financial and other information regarding any Acquired Company as Seller, its Subsidiaries or their Representatives may from time to time reasonably request and (z) make available, during normal business hours, to the Representatives of Seller and its Subsidiaries those employees of Purchaser and its Affiliates whose assistance, expertise, notes and recollections or presence may be necessary to assist Seller in connection with its inquiries for the purposes referred to in this Section 5.5(b); provided, that no such access or requests shall unreasonably interfere with the business or operations of Purchaser or any of its Affiliates.

(c) Seller and its Affiliates shall have the right to retain all books and records (or copies thereof) of the Acquired Companies’ business relating to periods ending on or prior to the Closing Date to the extent such books and records are not exclusively held for use in the Acquired Companies’ business, including (i) as required by applicable Legal Requirement or (ii) as may be necessary for the Sellers and Affiliates to perform their respective obligations pursuant to this Agreement or any of the Related Documents, in each case subject to compliance with all applicable Privacy Laws.

5.6 Commingled Contracts. Except as may otherwise be agreed by the parties hereto in writing, any Contracts set forth on Section 5.6 of the Disclosure Schedule (collectively, the “Commingled Contracts”) will, subject to each such party’s commercially reasonable efforts, be separated (or, with respect to Intellectual Property Rights, to the extent not separable and to the extent permitted, sublicensed) effective on or after the Closing, so that each of Seller and Purchaser will be entitled to the rights and benefits and will assume the related portion of any Liabilities inuring to their respective businesses. If any Commingled Contract cannot be so separated (or, with respect to Intellectual Property Rights, to the extent not separable and to the extent permitted, sublicensed), then Seller and Purchaser will, and will cause each of their respective Affiliates to, take commercially reasonable efforts to cause (i) the rights and benefits associated with that portion of each Commingled Contract that relates to the business of the Acquired Companies to be enjoyed by Purchaser, (ii) the Liabilities associated with that portion of each Commingled Contract that relates to the business of the Acquired Companies to be borne by Purchaser, (iii) the rights and benefits associated with that portion of each Commingled Contract that relates to the business of Seller to be enjoyed by Seller, and (iv) the Liabilities associated with that portion of each Commingled Contract that relates to the business of Seller to be borne by Seller. Seller has made available to Purchaser a copy of each Commingled Contract (it being understood that the parties hereto will use best efforts to comply, where practicable, with any applicable confidentiality provisions contained in such Commingled Contracts), and the parties hereto will cooperate with each other party hereto in good faith to effect such separation. None of Seller or Purchaser, or any of their respective Affiliates, will be required to pay any consideration for the separation other than filing, recordation or similar fees which, except as otherwise provided in this Agreement, will be shared equally by Seller and Purchaser.

5.7 Directors’ and Officers’ Indemnification and Insurance.

(a) All rights to indemnification, exculpation and advancement existing in favor of the current or former directors, general partners, officers and managers of any of the Company and the Company Subsidiary, and each Person who served at the request of the Company and the Company Subsidiary as a director, officer, general partner, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise of or used by the Company and the Company Subsidiary (the “D&O Indemnified Persons”), as provided in the Organizational Documents of the Company and the Company Subsidiary, or in any indemnification agreement or arrangement as in effect as of the date of this Agreement with respect to a D&O Indemnified Person’s conduct occurring prior to the Closing, shall survive the consummation of the Transaction and shall continue in full force and effect from and after the Closing for a period of six (6) years or, if later, until the settlement or final adjudication of any Proceeding commenced during such period. Purchaser shall cause the organizational documents of the Company and the Company Subsidiary to contain provisions with respect to indemnification, exculpation and advancement expenses of the D&O Indemnified Persons, with respect to a D&O Indemnified Person’s conduct occurring prior to the Closing, no less favorable to the D&O Indemnified Persons than set forth in the organizational documents of the Company and the Company Subsidiary as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights of any D&O Indemnified Person thereunder, except as is required under applicable Legal Requirement.

(b) At the Closing, Seller shall cause the Company or the Company Subsidiary to, and the Company or the Company Subsidiary shall, obtain and pay for directors’ and officers’ liability insurance covering (as direct beneficiaries) all persons who were directors, general partners, managers or officers of the Company or the Company Subsidiary prior to the Closing for a period of six (6) years from the Closing Date (the “D&O Tail Policy”), in each case, of the type and with the amount of coverage no less favorable than those of the directors’ and officers’ liability insurance maintained as of the date hereof by, or for the benefit of, the Company or the Company Subsidiary (the “Current Policies”), and with such other terms as are no less favorable than those in the Current Policies. For a period of six (6) years following the Closing, Purchaser shall cause the Company or the Company Subsidiary to, and the Company or the Company Subsidiary shall, maintain any such directors’ and officers’ liability insurance in full force and effect for its full term, and honor all obligations thereunder. For the avoidance of doubt, all premiums and fees related to the procurement of the D&O Tail Policy shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.

(c) If Purchaser, the Company or the Company Subsidiary (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser, the Company or the Company Subsidiary, as the case may be, shall assume all of the obligations of Purchaser, the Company or the Company Subsidiary, as applicable, set forth in this Section 5.7.

(d) The provisions of this Section 5.7 are (i) intended to be for the benefit of, and will be enforceable by, the D&O Indemnified Persons, and each such Person’s heirs, legatees, and representatives and shall be binding on Purchaser and the Company or the Company Subsidiary and may not be terminated or amended in any manner adverse to such D&O Indemnified Persons without their prior written consent and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by Contract or otherwise.

5.8 Trademark Phase-Out. Except as provided for in any Related Document, on or before March 31, 2026, Purchaser shall cause the Company to (a) remove delete or destroy all references to Veritone and Veritone One marks and names (and any associated logos or derivations thereof) (the “Phase Out Marks”) appearing on any business, marketing, advertising or other materials or social media accounts of the Company in its possession or in use by or for the Company, including any Internet or electronic use, (b) permanently cease all use of the Phase Out Marks in any communication in any media, including communications with partners, vendors, employees, customers or prospective partners or vendors, and including communication via websites, e-mails, brochures, print and electronic media, and on any materials or social media accounts used by or for the Company or that are otherwise related to the business and (c) change the name of the Company to remove the Phase Out Marks, including causing its certificate of incorporation and bylaws to be amended to remove any references thereto. Purchaser shall not, and shall cause its Affiliates to not, use the Phase Out Marks in any manner that may dilute, damage, impart, or tarnish the reputation of the Phase Out Marks or the goodwill associated with the Phase Out Marks.

5.9 Insurance.

(a) Purchaser acknowledges that all insurance coverage for the Acquired Companies under the Insurance Policies of Seller or its Affiliates (including the Acquired Companies) shall terminate as of the Closing. Purchaser shall be solely responsible for procuring, paying for and maintaining insurance coverage for the Acquired Companies effective from and after the Closing. Such coverage shall be commensurate to the insurance coverage existing for the business of the Acquired Companies until the Closing. Notwithstanding anything to the contrary in this Agreement, Seller will not take any action with the intent to retroactively limit any insurance coverage for the Acquired Companies under Insurance Policies of Seller or its Affiliates (including the Acquired Companies) for any pre-Closing occurrences or events.

(b) Notwithstanding Section 5.9(a), with respect to acts, omissions, events or circumstances relating to the Acquired Companies that occurred or existed prior to the Closing that are covered by occurrence-based insurance policies of Seller or any of its Affiliates under which an Acquired Company is a named insured prior to Closing, such Acquired Company may make claims under such occurrence-based policies subject to the terms and conditions of such occurrence-based policies and this Agreement, to the extent such coverage and limits are available; provided, that Purchaser (i) shall notify, or cause the applicable Acquired Company to notify, Seller in writing of all such covered claims, and (ii) shall exclusively bear, or cause the applicable Acquired Company to exclusively bear, and neither Seller nor any of its Subsidiaries or direct or indirect equityholders shall have any obligation to repay or reimburse Purchaser or any Acquired Company for, the amount of any deductibles or self-insured retentions associated with claims under such occurrence-based policies and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of such claims.

5.10 Release. Seller, on behalf of itself and including its Affiliates, heirs, executors, personal representatives, successors and assigns, hereby unconditionally and irrevocably acquits, remises, discharges and forever releases, effective as of the Closing, Purchaser, each Acquired Company and their respective Affiliates, equityholders, partners, managers, trustees, employees, officers, directors and agents (collectively, the “Releasees”) from any and all Liabilities and Losses of every kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Legal Requirement, contract, agreement, arrangement, commitment or undertaking, whether written or oral, to the extent arising on or prior to the Closing; provided, that Liabilities and Losses acquitted, remised, discharged and released pursuant to this Section 5.10 shall not include (i) any rights of Seller under this Agreement and the other documents and agreements executed in connection with the transactions contemplated by this Agreement, including the Related Documents, including, but not limited to, any payments due and payable in connection with the Agreement or the Related Document, (ii) subject to the terms hereof, unpaid benefits of Seller accrued under each Seller Benefit Plan, to the extent such benefits have accrued prior to the Closing Date, (iii) any commercial agreements between Seller and the Releasees, (iv) any rights to continuing indemnification with respect to Section 5.7, and (v) rights of Seller to reimbursement of reasonable, documented business expenses incurred in the ordinary course of business and in accordance with the policies and practices of the Company.

5.11 Earnout Operations.

(a) Business Operations. During the Earnout Period, Purchaser shall not, and shall cause each of its Affiliates (including the Company and the Company Subsidiary) not to, take any action, or fail to take any action, with respect to the Company and the Company Subsidiary with the specific intent of avoiding or reducing an Earnout Payment.

(b) Operational Matters. During the Earnout Period, (i) Purchaser shall, and shall cause each of the Company and the Company Subsidiary to, maintain a separate legal existence of the Company and the Company Subsidiary and (ii) Purchaser shall maintain separate accounting books and records with respect to the Acquired Companies for purposes of calculating Net Revenue.

(c) Quarterly Reports. During the Earnout Period, commencing with the first calendar quarter of 2025, Purchaser and its Affiliates shall (i) prepare and deliver to Seller no later than fifteen (15) calendar days after the last day of each calendar quarter, a written report setting forth the Net Revenue collected by the Acquired Companies and Purchaser’s controlled Affiliates through such quarter, in each case both on a quarterly basis and on a cumulative basis and (ii) use commercially reasonable efforts to deliver to Seller no later than fifteen (15) calendar days after the last day of each calendar quarter the “Accounting Master Spend - Commission Booked Spend” report of Net Revenue by Retention Name.

(d) Purchaser Change of Control. The consummation of a Purchaser Change of Control during the Earnout Period will result in the immediate and full acceleration of the then-unpaid collective value of the Earnout Payment whereby Seller shall be entitled to receive from Purchaser the maximum amount of the Earnout Payment that has not been previously paid upon the consummation of such Purchaser Change of Control. For purposes of this Agreement, “Purchaser Change of Control” means a sale of over 50% of the assets of Purchaser or any Subsidiary thereof or of equity with over 50% of the voting power of Purchaser, the Company or of any Subsidiary thereof (whether by merger, consolidation or sale or transfer of equity securities), in all cases, to an independent third party.

5.12 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 7).

5.13 Bonus Plan. At or shortly after the Closing (but no later than thirty (30) calendar days after the Closing Date), Seller shall establish the bonus plan as set forth on Schedule 5.13 and enter into separate incentive letters with each of the individuals listed thereon.

5.14 Tax Lien. Seller covenants and agrees to, as promptly as practicable, but in any event within sixty (60) days of the date of this Agreement, cause the release and termination of all Encumbrances relating to State Tax Lien E-050677795-W001-8, filed with the New York Department of State. From time to time following Closing, at the request of Purchaser, Seller shall take such action and execute and deliver (or file) such documents and instruments that are necessary or desirable to evidence the release of such Encumbrances.

Section 6. RESERVED

Section 7. INDEMNIFICATION

7.1 Survival of Representations and Warranties. The representations and warranties in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing and terminate on the date that is twelve (12) months following the Closing Date, except the Fundamental Representations shall survive the Closing Date for a period of six (6) years following the Closing Date. The covenants and agreements set forth in this Agreement to be performed after the Closing shall survive the Closing in accordance with their terms, and in the absence of any specified time period, for the maximum duration permitted by Legal Requirements (including Del. C. 8106(c)). Notwithstanding the foregoing, any representation or warranty in respect of which indemnity may be sought under Section 7.2 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 7.1 if notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to the applicable limitation date (regardless of when the Losses in respect thereof may actually be incurred), and any such representation or warranty shall survive the Closing for the maximum period permitted by Legal Requirements (including Del. C. 8106(c)).

7.2 Indemnification Obligations and Procedures.

(a) Indemnification Obligations of Seller. From and after the Closing, subject to the limitations set forth herein, Seller shall indemnify the Purchaser Indemnified Parties and save and hold each of them harmless against, and pay on behalf of or reimburse such Purchaser Indemnified Parties for, any Losses as and when incurred which any such Purchaser Indemnified Party may suffer as a result of:

(i) any breach of any representation or warranty concerning the Acquired Companies set forth in Section 2;

(ii) any breach of any representation or warranty by Seller set forth in Section 3;

(iii) any breach of any covenant or agreement of an Acquired Company (solely to the extent such covenant or agreement is to be performed on or prior to the Closing) or Seller set forth in this Agreement;

(iv) any Company Transaction Expenses or Indebtedness (to the extent not duly accounted for in the calculation of the Final Purchase Price);

(v) any Indemnified Taxes (without duplication of Taxes accounted for in the calculation of Indebtedness, Company Net Working Capital or Company Transaction Expenses as set forth in the Final Purchase Price); or

(vi) any of the matters set forth on Section 7.2(a)(vi) of the Disclosure Schedule (each, a “Specific Indemnity Item”).

(b) Indemnification Obligations of Purchaser. From and after the Closing, subject to the limitations set forth herein, Purchaser shall indemnify Seller and its Affiliates, employees, agents, partners, representatives, successors and permitted assigns (“Seller Indemnified Parties”) and save and hold them harmless against, and pay on behalf of or reimburse such Seller Indemnified Parties for, any Losses as and when incurred which any such Seller Indemnified Party may suffer as a result of:

(i) any breach of any representation or warranty concerning Purchaser set forth in Section 4; or

(ii) any breach of any covenant or agreement of an Acquired Company (solely to the extent such covenant or agreement is to be performed after the Closing) or Purchaser set forth in this Agreement.

(c) Limitations on Seller’s Indemnification Obligations. Seller shall not be required to indemnify the Purchaser Indemnified Parties in respect of any Losses subject to indemnification under Section 7.2(a)(i) or Section 7.2(a)(ii):

(i) unless and until the aggregate of all Losses subject to indemnification under Section 7.2(a)(i) and Section 7.2(a)(ii) exceeds $860,000 (the “Deductible”), in which case Seller shall be required to indemnify the Purchaser Indemnified Parties for all such Losses in excess of the Deductible; and

(ii) from and after the time that Seller has made indemnification payments under Section 7.2(a)(i) and Section 7.2(a)(ii) that in the aggregate are equal to or in excess of the Indemnity Escrow Amount (the “Cap”).

Notwithstanding anything herein to the contrary, the Deductible and the Cap shall not apply to Losses to the extent such Losses arise from or relate to Fraud, a Specific Indemnity Item or a breach of a Fundamental Representation, and, for the avoidance of doubt, shall not apply in any claim for indemnification pursuant to Section 7.2(a)(iii), Section 7.2(a)(iv) and Section 7.2(a)(v). Except for Fraud, any such Losses related to a breach of a Fundamental Representation and any claim for indemnification pursuant to Section 7.2(a)(iii), Section 7.2(a)(iv) and Section 7.2(a)(v) shall be capped at Aggregate Consideration. Except for Fraud, any Losses related to (x) Specific Indemnity Items set forth on Section 7.2(a)(vi)(1) of the Disclosure Schedule shall be capped at $5,800,000 in the aggregate, (y) Specific Indemnity Items set forth on Section 7.2(a)(vi)(2) of the Disclosure Schedule shall be capped at $1,100,000 in the aggregate, and (z) Specific Indemnity Items set forth on Section 7.2(a)(vi)(3) of the Disclosure Schedule shall be capped at $1,600,000 in the aggregate; provided, that in no event shall the Losses related to any and all Specific Indemnity Items set forth on Section 7.2(a)(vi) of the Disclosure Schedule exceed $8,500,000.

(d) Manner of Payment; Escrow Release; Recovery.

(i) Any indemnification pursuant to this Section 7 shall be effected solely in the following manner: (i) in the case of an indemnification claim resolved in favor of a Seller Indemnified Party, by wire transfer of immediately available funds from Purchaser to an account designated by the Seller Indemnified Party within ten (10) days after the determination thereof; (ii) in the case of any indemnification claim pursuant to Section 7.2(a)(i) or Section 7.2(a)(ii) (except for Fraud) resolved in favor of a Purchaser Indemnified Party, from the Indemnity Escrow Funds, in accordance with the terms of the Escrow Agreement, until the same are reduced to zero, as Purchaser’s sole and exclusive remedy with respect to indemnification claims pursuant to Section 7.2(a)(i) or Section 7.2(a)(ii) (except for Fraud); (iii) in the case of any indemnification claim pursuant to Section 7.2(a)(iii), Section 7.2(a)(iv) and Section 7.2(a)(v), (x) by wire transfer of immediately available funds from Seller to an account designated by the Purchaser Indemnified Party within ten (10) days after the determination thereof, or (y) by Purchaser withholding and setting off against any amount due to any Seller Indemnified Party hereunder, (including any payments otherwise due to Seller pursuant to Section 1.6 or Section 1.7); and (iv) in the case of any indemnification claim pursuant to Section 7.2(a)(vi), (w) first, from the Specific Indemnity Escrow Funds, in accordance with the terms of the Escrow Agreement, until the same are reduced to zero; (x) second, from the Indemnity Escrow Funds, in accordance with the terms of the Escrow Agreement, until the same are reduced to zero; (y) third, by Purchaser withholding and setting off against any amount due to any Seller Indemnified Party pursuant to Section 1.7; and (z) fourth, by wire transfer of immediately available funds from Seller to an account designated by the Purchaser Indemnified Party within ten (10) days after the determination thereof.

(ii) Promptly (but in any event within five (5) business days) following the date that is twelve (12) months after the Closing Date, Purchaser and Seller shall jointly instruct the Escrow Agent in writing to release of all amounts then in the Indemnity Escrow Fund to Seller, less any amounts then subject to an outstanding Third Party Claim or Direct Claim, subject to a timely delivery of a Third Party Claim Notice or a Direct Claim Notice, as applicable, pursuant to this Section 7.2, which notice has included the amounts subject to such claim (if known, and if not known, reasonably estimated in good faith) and which amounts (including, for clarity, estimated amounts that were reasonably estimated in good faith) shall continue to be held by the Escrow Agent pursuant to this Agreement and the Escrow Agreement until such claim is resolved.

(iii) Promptly (but in any event within five (5) business days) following the date that is twelve (12) months after the Closing Date, Purchaser and Seller shall jointly instruct the Escrow Agent in writing to release $1,500,000 from the Specific Indemnity Escrow Fund to Seller less any amounts then subject to an outstanding Third Party Claim or Direct Claim, subject to a timely delivery of a Third Party Claim Notice or a Direct Claim Notice, as applicable, pursuant to this Section 7.2, which notice has included the amounts subject to such claim (if known, and if not known, reasonably estimated in good faith) and which amounts (including, for clarity, estimated amounts that were reasonably estimated in good faith) shall continue to be held by the Escrow Agent pursuant to this Agreement and the Escrow Agreement until such claim is resolved. Promptly (but in any event within five (5) business days) following the date that is twenty-four (24) months after the Closing Date, Purchaser and Seller shall jointly instruct the Escrow Agent in writing to release the remaining amount of the Specific Indemnity Escrow Fund to Seller less any amounts then subject to an outstanding Third Party Claim or Direct Claim, subject to a timely delivery of a Third Party Claim Notice or a Direct Claim Notice, as applicable, pursuant to this Section 7.2, which notice has included the amounts subject to such claim (if known, and if not known, reasonably estimated in good faith) and which amounts (including, for clarity, estimated amounts that were reasonably estimated in good faith) shall continue to be held by the Escrow Agent pursuant to this Agreement and the Escrow Agreement until such claim is resolved.

(iv) The amount of any Losses that are subject to indemnification under this Section 7 will be calculated net of the amount of any insurance proceeds, indemnification payments or reimbursements actually received by the Indemnitee from third parties in respect of such Losses (net of any out-of-pocket costs or expenses incurred in obtaining such insurance proceeds, indemnification or reimbursement, including any increases in insurance premiums or retro-premium adjustments resulting from such recovery).

(v) Any Losses for indemnification under this Agreement will be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty or covenant.

(vi) Following the Closing, each Indemnitee will use commercially reasonable efforts to mitigate all Losses to the extent required by applicable Legal Requirements.

(vii) During the twenty-four (24) month period following the Closing, Purchaser agrees, and will cause the Acquired Companies and each other Purchaser Entity, not to take any intentional or proactive measures or actions outside of the ordinary course of business the primary purpose of which is to create or accelerate claims under any of the Specific Indemnity Items (it being understood and acknowledged by Seller that, from time to time, the Acquired Companies utilize offsetting of credits in place of cash payments with its vendors and customers in the ordinary course of business). For the avoidance of doubt, none of the Specific Indemnity Items may otherwise be used during such twenty-four (24) month period to offset, credit or provide incentives of any kind to any customer or vendor holding a Specific Indemnity Items unless mutually agreed by the parties. To the extent that a customer or vendor attempts to claim any of the Specific Indemnity Items as a bona fide obligation of the Acquired Companies, the Acquired Companies and/or the Purchaser Entities shall work with Seller to assess such claims and jointly agree on the validity of such claims prior to payment.

(e) Third Party Claims. Any Person making a claim for indemnification under this Section 7.2 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) (each a “Third Party Claim”), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof (such notice, a “Third Party Claim Notice”); provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) the Indemnitor has been materially prejudiced thereby. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a nationally recognized and reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided further, that prior to the Indemnitor assuming control of such defense Indemnitor shall first (x) verify to the Indemnitee in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for all liabilities and obligations relating to such claim for indemnification and that (subject to the limitations set forth herein) such Indemnitor shall provide indemnification (whether or not otherwise required hereunder) to the Indemnitee with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder and (y) enter into an agreement with the Indemnitee in form and substance satisfactory to the Indemnitee that unconditionally guarantees the payment and performance of any liability or obligation which may arise with respect to such action, lawsuit, proceeding, investigation or facts giving rise to such claim for indemnification hereunder; provided further, that:

(i) the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any reasonable and documented fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor(s), and except that the Indemnitor shall pay all of the fees and expenses of such separate counsel if the Indemnitee has been advised by counsel that a conflict of interest between the Indemnitor and the Indemnitee);

(ii) the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee): (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (B) the claim seeks an injunction or equitable relief against the Indemnitee; (C) upon petition by the Indemnitee, an appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim; (D) the Indemnitee has been advised by counsel that a conflict of interest between the Indemnitor and the Indemnitee; (E) the claim is with respect to Taxes (which claims shall be governed by Section 5.3(i)), or (F) the Indemnitee reasonably believes that the Loss relating to the claim could exceed the maximum amount that such Indemnitee could then be entitled to recover under the applicable provisions of this Section 7.2;

(iii) if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, without prejudice; and

(iv) if the Indemnitor is not entitled to, or does not, assume control of such defense pursuant to the preceding provisions of this Section 7.2(e), the Indemnitee shall control such defense without waiving any right that the Indemnitee may have against the Indemnitor for indemnification pursuant to this Section 7.2(e).

(f) Direct Claims. Any claim by an Indemnitee on account of Losses which does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnitor reasonably prompt written notice thereof (such notice, a “Direct Claim Notice”). A Direct Claim Notice will describe the Direct Claim in reasonable detail, will include copies of all available written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnitee. The Indemnitor will have a period of thirty (30) days within which to respond in writing to such Direct Claim. If the Indemnitor does not so respond within such thirty (30) day period, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement. If an objection is timely interposed by the Indemnitor, then the Indemnitee and the Indemnitor shall negotiate in good faith for a period of thirty (30) days from the date the Indemnitee receives such objection (such period, or such longer period as agreed in writing by the parties, is hereinafter referred to as the “Negotiation Period”). If the parties agree to a resolution of a Direct Claim that is subject to the Direct Claim Notice, then a memorandum setting forth the matters conclusively determined by the Indemnitor and Indemnitee shall be prepared and signed by both parties, and shall be final, binding and conclusive upon the parties thereto. If the Direct Claim that is the subject of the Direct Claim Notice has not been resolved prior to the expiration of the Negotiation Period, the Indemnitor or the Indemnitee will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement.

(g) Notice of Claims. A failure to give timely notice or to include any specified information in any notice as provided in this Section 7.2 will not affect the rights or obligations of any party hereunder, except to the extent that, as a result of such failure, any party which was entitled to receive such notice was materially prejudiced as a result of such failure.

(h) Purchase Price Adjustment Treatment. All indemnification payments made pursuant to this Section 7.2 shall be treated as adjustments to the Final Purchase Price, to the extent permitted by applicable Legal Requirements.

(i) Materiality. Notwithstanding anything in this Agreement to the contrary, for purposes of determining whether any representation or warranty has been breached and the amount of Losses arising therefrom, each representation and warranty in this Agreement and the schedules and exhibits hereto shall be read without regard and without giving effect to the terms “material,” “in all material respects,” “Material Adverse Effect,” “except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect,” or similar words or phrases contained in such representation or warranty (as if such words or phrases were deleted from such representation and warranty).

(j) Exclusive Remedy. From and after the Closing, the remedies provided by this Section 7 and Section 5.3, subject to the limitations set forth herein, as applicable, shall be the sole and exclusive monetary remedies of the Purchaser Indemnified Parties and the Seller Indemnified Parties with respect to claims under this Agreement (except as set forth in Section 9.9, in the case of claims for Fraud, adjustments under Section 1.6, and the Earnout Payment (if any) pursuant to Section 1.7).

(k) Fraud. Notwithstanding anything in this Section 7 to the contrary (including any survival periods applicable to the representations, warranties, covenants and agreements contained herein, any limitations on remedies or recoveries, any disclaimers of reliance or any similar limitations or disclaimers), nothing in this Agreement shall limit or restrict any Indemnitee rights or ability to maintain or recover any amounts based upon Fraud in connection with the transactions contemplated hereby.

(l) No Contribution. Seller hereby agrees that it shall not (and shall cause its Affiliates not to) make any claim for indemnification against Purchaser, any Acquired Company or any of their respective Affiliates by reason of the fact that Seller or any Affiliate of Seller is or was a stockholder, member, director, manager, officer, employee or agent of an Acquired Company or any of its Affiliates or is or was serving at the request of an Acquired Company or any of its Affiliates as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Purchaser Indemnified Parties against Seller pursuant to this Agreement, and Seller (on its own behalf and on behalf of its Affiliates) hereby acknowledges and agrees that it, he or she shall not have any claim or right to contribution or indemnity from any Acquired Company or any of its Affiliates with respect to any amounts paid by it pursuant to this Agreement. In no event shall an Acquired Company or any of its Affiliates have any Liability whatsoever to Seller (or any Affiliate of Seller) for breaches of the representations, warranties, agreements or covenants of Seller hereunder, and Seller shall not (and Seller shall cause its Affiliates not to) in any event seek contribution from an Acquired Company or any of its Affiliates in respect of any payments required to be made by Seller pursuant to this Agreement.

Section 8. RESERVED

Section 9. MISCELLANEOUS PROVISIONS

9.1 Expenses. Except as otherwise provided herein, each party hereto will pay all of its own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement and the Related Documents, the performance of its obligations hereunder and thereunder, and the consummation of the Transaction contemplated hereby and transactions contemplated thereby, except that (a) all fees and expenses of the Escrow Agent shall be paid by Purchaser, and (b) all fees of the D&O Tail Policy shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.

9.2 Waiver.

(a) Except as expressly set forth in this Agreement, no failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party hereto will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

9.3 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement, the Confidentiality Agreement and the Related Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format will be sufficient to bind the parties hereto to the terms and provisions of this Agreement.

9.4 Applicable Law; Venue; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, as to all matters, including matters of validity, construction, effect, performance and remedies.

(b) Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the federal courts (or if such jurisdiction is not permitted by applicable laws, the state courts) located in Delaware, in connection with any matter based upon or arising out of this Agreement or the Transaction and agrees that process may be served upon it in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process. The parties hereto hereby agree that delivering of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.7 or in such other manner as may be permitted by applicable Legal Requirements, will be valid and sufficient service thereof.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY CLAIM, DEMAND, MATTER, ACTION OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTION, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

9.5 Assignability; Third-Party Rights.

(a) This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective heirs, successors and assigns of the parties hereto whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated without the prior written consent of Seller (in the event of an assignment by Purchaser) or Purchaser (in the event of an assignment by Seller); provided that, (i) Purchaser may assign its rights and obligations hereunder, in whole or in part, in connection with any Purchaser Change of Control without the consent of Seller, (ii) Purchaser may assign its rights and obligations hereunder, in whole or in part, to any of its Affiliates without the consent of Seller; provided that no such assignment shall limit, relieve or otherwise affect the obligations or Liabilities of Purchaser hereunder and (iii) Purchaser and the Company may assign any or all of its rights pursuant to this Agreement to any of their respective lenders as collateral security without the consent of Seller. Except as set forth in this Agreement, nothing in this Agreement is intended to or will confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(b) Except as set forth in Section 5.3, Section 5.10 and Section 7 nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of an Acquired Company.

9.6 Amendment. This Agreement may be amended, and any provision of this Agreement may be waived; provided that any such amendment or waiver will be binding upon the Seller only if such amendment or waiver is set forth in a writing executed by the Seller, and any such amendment or waiver will be binding upon the Acquired Companies and Purchaser only if such amendment or waiver is set forth in a writing executed by the Acquired Companies and Purchaser. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or waive any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

9.7 Notices. All notices, requests, demands and other communications under this Agreement will be in writing and will be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), two (2) business days after dispatch; (c) if sent by electronic mail before 5:00 p.m. on a business day, when transmitted and receipt is confirmed (with confirmation of receipt, not to be withheld); (d) if sent by electronic mail after 5:00 p.m. or on a day other than a business day and receipt is confirmed (with confirmation of receipt, not to be withheld), on the following business day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the addresses set forth below, or to such other address as any party will provide by like notice to the other parties to this Agreement:

if to Purchaser (or after the Closing, the Company):

c/o Insignia Capital Partners

1333 N. California Blvd., Ste. 520

Walnut Creek, CA 94596

Attention:  Tony Broglio

       Nick DeTrempe

Email:      [***]

       [***]

with a copy (which will not constitute notice) to:

DLA Piper LLP

444 W. Lake St., Suite 900

Chicago, IL 60606

Attention:  Nathan M. Wilda

      Andrew Fluegge

Email:     [***]

      [***]

if to Seller (or prior to the Closing, the Company):

Veritone, Inc.

5291 California Ave., Suite 350

Irvine, CA 92617

Attention:  Chief Legal Officer

Email:    [***]

with a copy (which will not constitute notice) to:

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, CA 90401

Telephone: [***]

Attention:   C. Thomas Hopkins, Esq.

         Bram Couvreur, Esq.

Email:     [***]

        [***]

9.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction or arbitrator declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court or arbitrator making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be valid and enforceable as so modified. In the event such court or arbitrator does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto will be entitled to an injunction or injunctions or other equitable relief (without posting a bond) to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

9.10 No Other Representations; Non-Reliance.

(a) Purchaser hereby acknowledges and agrees that, except for the representations and warranties contained in Section 2 and Section 3 (in each case, including, and subject to, the related portions of the Disclosure Schedule), none of Seller, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Purchaser and its Representatives, management presentations or in any other form in expectation of the Transaction or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in law.

(b) Purchaser hereby acknowledges and agrees that Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose.

(c) Purchaser hereby acknowledges and agrees that: (i) in making its decision to enter into this Agreement and the Related Documents (including without limitation the TSA) and to consummate the transactions contemplated hereby and thereby, Purchaser has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Section 2 and Seller set forth in Section 3 (in each case, including, and subject to, the related portions of the Disclosure Schedule) and disclaims reliance on any other representations and warranties of any kind or nature express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Company) and (ii) none of Seller, the Company or any other Person has made any representation or warranty as to Seller or any Acquired Company or the accuracy or completeness of any information regarding the Acquired Companies furnished or made available to Purchaser and its Representatives, except as expressly set forth in Section 2 or, with respect to representations of Seller, Section 3 (in each case, including, and subject to, the related portions of the Disclosure Schedule).

(d) In connection with the due diligence investigation of the Acquired Companies by Purchaser and its Affiliates and/or their respective Representatives, Purchaser and its Affiliates and their respective Representatives have received from the Company and its Affiliates (including Seller) and their respective Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Purchaser will have no claim against any of the Company, or any of its Affiliates (including Seller), directors, officers, employees, consultants, agents or other Representatives, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, Purchaser hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 2 of this Agreement with respect to the Company, and Section 3 with respect to Seller, neither the Company (in each case, including, and subject to, the related portions of the Disclosure Schedule), nor any of its Affiliates (including Seller), directors, officers, employees, consultants, agents, or other Representatives has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

9.11 Conflict Waiver; Attorney-Client Privilege.

(a) Each of the parties hereto acknowledges and agrees that Cooley LLP (“Cooley”) has acted as counsel to (i) the Company and (ii) Seller and its Affiliates (collectively, the “Seller Company Group”) in connection with the negotiation, preparation, execution and delivery of this Agreement and the Transaction. Purchaser agrees, and shall cause the Company to agree, that following the Closing, such representation of the Seller Company Group and prior representation of the Company by Cooley shall not preclude Cooley from serving as counsel to the Seller Company Group or any director, member, stockholder, partner, officer or employee of the Seller Company Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transaction.

(b) Purchaser, Seller and the Company agree that any attorney-client privilege, attorney work product protection and the expectation of client confidence attaching as a result of counsel’s (whether external or internal) representation of the Company in connection with the Transaction, and all information and documents covered by such privilege or protection (the “Covered Materials”), shall belong to and be controlled by Seller, and not by Purchaser or, following the Closing, the Company and may be waived only by Seller, and not by the Company, and shall not pass to or be claimed or used by Purchaser or the Company. Absent the consent of Seller, neither Purchaser nor the Company shall intentionally access the Covered Materials following the Closing and, in the event Purchaser or the Company accesses Covered Materials in violation of this Section 9.11, such access will not waive or otherwise affect the rights of Seller with respect to the related privilege or protection. Notwithstanding the foregoing, if a dispute arises between Purchaser or the Company, on the one hand, and a third party other than (and unaffiliated with) Seller, on the other hand, after the Closing, then the Company may assert such attorney-client privilege to prevent disclosure of such Covered Materials; provided, that Purchaser and the Company may not waive such privilege without the prior written consent of Seller.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including”, and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”.

(c) Except as otherwise indicated, all references in this Agreement to “Sections”, “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement (including the Disclosure Schedule).

(d) References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(e) All references to “days” will be to calendar days unless otherwise indicated as a “business day”. Any action otherwise required to be taken on a day that is not a business day will instead be taken on the next succeeding business day, and if the last day of such period is a non-business day, the period in question will end on the next succeeding business day. A “business day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York.

(f) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(g) The phrases “delivered,” “provided to”, “furnished” and “made available” and phrases of similar import when used herein, unless the context otherwise requires, means, with respect to any statement in Section 2 and Section 3 to the effect that any information, document or other material has been “delivered”, “provided to”, “furnished” or “made available” to Purchaser that such information, document, or material was made available for review in the electronic data room set up by Seller in connection with the Transaction at least one (1) business day prior to the execution of this Agreement.

(h) The bold-faced headings set forth in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

9.13 Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, into separate sections corresponding to the subsections of this Agreement. The representations and warranties contained in this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Disclosure Schedule corresponding to the particular subsection of this Agreement in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Disclosure Schedule by reference to another part of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Disclosure Schedule to the extent it is reasonably apparent on its face that such exception or disclosure is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Legal Requirements or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PURCHASER: OXFORD BUYER, LLC

By:	/s/ Nick DeTrempe
Name: Nick DeTrempe
Title: Secretary and Treasurer

SIGNATURE PAGE TO EQUITY PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

COMPANY: VERITONE ONE, LLC By: Veritone, Inc. Its: Sole Member

By:	/s/ Ryan Steelberg
Name: Ryan Steelberg
Title: President and Chief Executive Officer

SIGNATURE PAGE TO EQUITY PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SELLER: VERITONE, INC.

By:	/s/ Ryan Steelberg
Name: Ryan Steelberg
Title: President and Chief Executive Officer

SIGNATURE PAGE TO EQUITY PURCHASE AGREEMENT

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Accounting Firm” means an independent accounting firm mutually acceptable to Seller and Purchaser.

“Accrued Taxes” means a calculation performed to determine the amount of accrued and unpaid Taxes of each of the Company and the Company Subsidiary as of the Closing Date for all Pre-Closing Tax Periods to the extent the initial due date for filing the associated Tax Return for such Tax year or period has not occurred (taking into account any applicable extensions to file), in each case, in respect of solely those jurisdictions in which the Company or the Company Subsidiary has historically filed such Tax Returns prior to the Closing Date and in such jurisdictions in which the Company or Company Subsidiary have commenced operations beginning after December 31, 2023, determined (a) on an entity-by-entity basis, (b) by allocating Taxes in respect of a Straddle Period by Section 5.4(b); (c) by separately calculating for each applicable taxing jurisdiction, each applicable taxable period and each applicable type of Tax (with the amount of each specific kind of Tax of each Acquired Company with respect to each applicable taxing jurisdiction for each applicable Pre-Closing Tax Period (or portion thereof) not being less than zero), (d) by including any overpayment of Taxes or estimated Taxes paid (but not to the extent such inclusion would cause Accrued Taxes to be below zero) solely to the extent that such payment may be credited against and reduce the particular Tax liability (including in the same jurisdiction) for Taxes in respect of which such overpayment was made; (e) subject to the foregoing clause (d), by excluding any offsets or reductions with respect to Tax refunds or credits; (f) taking into account the aggregate current Tax assets of the Company and the Company Subsidiary in respect of such periods, to the extent such Tax assets can offset an otherwise current Tax liability; (g) by excluding any liabilities for accruals or reserves established or required to be established under GAAP methodologies for contingent Taxes or with respect to uncertain Tax positions, (h) by excluding any Taxes attributable to any action taken by Purchaser or any of its Affiliates (including the Company and the Company Subsidiary) after the Closing on the Closing Date outside the ordinary course of business and not contemplated by this Agreement, (i) in accordance with the past practices (including reporting positions, elections and accounting methods) of the Company and the Company Subsidiary in preparing Tax Returns, (j) by excluding any deferred Tax assets and liabilities (within the meaning of GAAP) and (k) by excluding any Taxes that will be due and payable by Seller’s Affiliated Group.

“Acquired Companies” means collectively the Company and the Company Subsidiary, and each shall be an Acquired Company.

“Adjustment Escrow Amount” means $1,500,000.

“Adjustment Escrow Funds” means, at any given time, the Adjustment Escrow Amount deposited with the Escrow Agent on the Closing Date (and including any interest or other earnings thereon), less amounts disbursed therefrom in accordance with this Agreement and the Escrow Agreement.

“Affiliate” when used with respect to any specified Person, means any other Person who or that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Legal Requirement).

“Aggregate Consideration” means the Final Purchase Price, plus the Earnout Payment (if any), to the extent actually received by Seller.

“AI Tools” means any generative artificial intelligence or machine learning technology that uses software algorithms, neural networks, or models to analyze input data, learn from that data, and then automatically (i) makes decisions or predictions based on that learning and/or (ii) generates content or output (including data, text, pictures/images, art, sounds, videos, software/code, designs, specifications, and other content). The term “AI Tools” includes ChatGPT, Co-Pilot, Vertex AI, aiWARE, and similar tools.

“Business Intellectual Property” means all Company Owned Intellectual Property and all other Intellectual Property Rights used by the Company or the Company Subsidiary in the operation of its business as conducted as of Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” means all (a) “employee benefit plans” (as defined in Section 3(3) of ERISA) and (b) employment, individual consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, vacation, retirement, pension, loans, health and life insurance, fringe benefits or other employee benefit plans, policies, Contracts, agreements or arrangements, in each case, whether written or unwritten and whether or not subject to ERISA (excluding any individual offer letter, employment agreement, consulting agreement or equity award agreement which does not materially deviate from the Company’s or the Company Subsidiary’s, as applicable, standard form of such agreement and for which such form has been made available to Purchaser) that (i) are maintained, sponsored, contributed to by (or required to be contributed to by) the Company or the Company Subsidiary, (ii) to which the Company or the Company Subsidiary is a party, (iii) under which any current or former Company Employees, consultants, or independent contractors of the Company (or their dependents and beneficiaries) receive or are eligible to receive benefits, or (iv) with respect to which the Company or the Company Subsidiary has or may have any Liability, whether direct or indirect, contingent or otherwise, excluding in each case any plans, arrangements or Contracts (A) maintained or sponsored by Seller, one of its Affiliates (other than the Company and the Company Subsidiary) or a Governmental Body or (B) to which contributions are made via social security or social insurance.

“Company Closing Cash” means the amount, determined as of 12:01 a.m. Pacific time on the Closing Date, of all cash, all cash equivalents, and actual deposits with banks, which shall be reduced by (i) any cash deposits or cash in reserve accounts with other financial institutions and third parties, cash securing letter of credit obligations, “trapped” cash, cash escrow accounts, custodial cash and cash otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash for any lawful purpose (in each case, other than Customer Media Spend Cash), bank overdrafts, outstanding uncleared checks, drafts or wire transfers and (ii) adjusted for any other proper reconciling items, in each case, of the Acquired Companies, determined in accordance with GAAP, and to the extent consistent with GAAP, as applied in the Company Financial Statements. For purposes of this Agreement, the calculation of Company Closing Cash shall include Customer Media Spend Cash.

“Company Closing Indebtedness” means the amount, determined as of immediately prior to the Closing, of Indebtedness of the Acquired Companies, determined in accordance with GAAP, and to the extent consistent with GAAP, as applied in the Company Financial Statements.

“Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to the business, results of operations, financial condition or assets of the Company; provided that “Company Material Adverse Effect” will not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, outbreaks or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Purchaser; (vi) any changes in applicable Legal Requirements or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vii) the negotiation, execution, announcement, pendency or completion of the Transaction; or (ix) any natural or man-made disaster or acts of God.

“Company Net Working Capital” means the difference, determined as of 12:01 a.m. Pacific time on the Closing Date, between (a) the consolidated current assets (including trade credits to the extent transferable and Company Closing Cash, but excluding income Tax assets) of the Acquired Companies, determined in accordance with GAAP, and to the extent consistent with GAAP, as applied in the Company Financial Statements, and (b) the consolidated current Liabilities (excluding Indebtedness (other than ordinary course trade payables), any Company Transaction Expenses incurred by any Acquired Company that remain outstanding as of the Closing Date and all Taxes other than non-income Accrued Taxes) of any Acquired Company determined in accordance with GAAP, and to the extent consistent with GAAP, as applied in the Company Financial Statements. For the avoidance of doubt, Company Net Working Capital may be a negative number. For purposes of this Agreement, the calculation of Company Net Working Capital shall not include any Specific Indemnity Item. An illustrative example of the calculation of Company Net Working Capital as of the date hereof is attached as Exhibit C to the Agreement.

“Company Net Working Capital Shortfall” means the amount, if any, by which the Target Net Working Capital exceeds the Company Net Working Capital.

“Company Net Working Capital Surplus” means the amount, if any, by which the Company Net Working Capital exceeds the Target Net Working Capital.

“Company Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company or the Company Subsidiary.

“Company Products” means all products and services of the Company or the Company Subsidiary from which the Company or the Company Subsidiary has derived within the three (3) years preceding the date of this Agreement, or is currently deriving, revenue from the sale, license, subscription, or provision thereof.

“Company Software” means all software owned or purported to be owned by the Company or the Company Subsidiary.

“Company Subsidiary” means Performance Bridge Media, Inc., a New York corporation.

“Company Subsidiary Common Stock” means the Common Stock, without par value, of the Company Subsidiary.

“Company Transaction Expenses” means (i) all unpaid fees, costs, charges, expenses and obligations that are incurred by or on behalf of the Company or the Company Subsidiary (and for which the Company and the Company Subsidiary are liable) including to outside legal counsel, accountants, advisors, brokers, Affiliates of the Acquired Companies and other Persons in connection with the consummation of the Transaction that remain unpaid after the Closing, (ii) all obligations of the Acquired Companies under or in connection with any severance, stay bonuses, transaction bonuses, phantom equity payments, incentive bonuses, termination bonuses, sale bonuses, retention bonuses and change of control arrangements and similar obligations that vest or are owed or become payable to any Person as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement (including the employer’s share of payroll Taxes attributable to any such amounts and excluding, for the avoidance of doubt, any Purchaser arrangements in effect as of or following the Closing) and (iii) 50% of the Acquired Companies’ costs in obtaining the D&O Tail Policy. For the avoidance of doubt, “Company Transaction Expenses” shall exclude all fees, costs, charges, expenses and obligations that (i) are incurred by Purchaser or any of its Affiliates, or (ii) are accrued in the Company Net Working Capital (including ordinary course bonuses).

“Confidentiality Agreement” means the confidentiality agreement, dated as of April 1, 2024, by and between Canaccord Genuity LLC, as agent for Seller, and Insignia Capital Group II, LP.

“Contract” means any agreement, lease, sublease, other occupancy agreement, contract, note, mortgage, indenture or other legally binding obligation or commitment, written or oral.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “Controlled” will have a correlative meaning.

“Customer Media Spend Cash” means all cash held in the Company’s cash deposit accounts on behalf of the Company’s clients, including for purposes of placing media ad spend (less any commission owed to the Company as a result of placing media ads).

“Disclosure Schedule” means the Disclosure Schedule that has been prepared by the Company or Seller in accordance with this Agreement and that has been delivered by the Company or Seller to Purchaser on the date of the Agreement.

“Distribution” means with respect to any Indebtedness, (a) any payment or distribution by any person or entity of cash, securities or other property, by set-off or otherwise, on account of such indebtedness or obligation, (b) any redemption, purchase or other acquisition of such indebtedness or obligation by any person or entity or (c) the granting of any lien on or for the benefit of the holders of such indebtedness or obligation in or upon any property of any person or entity.

“Employee Benefit Plans” means Company Benefit Plans and Seller Benefit Plans.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest or security agreement, encumbrance, preference, priority, community property interest, easement, covenant, restriction or other similar kind of encumbrance of any kind or nature whatsoever.

“Enforcement Action” means (a) to demand, sue for, take or receive from or on behalf of Purchaser, by payment (in cash, property, by setoff or otherwise), set-off or in any other manner, the whole or any part of any moneys which may now or hereafter be owing by Purchaser with respect to Earnout Payment, (b) to initiate or participate with others in any suit, action or proceeding against Purchaser or any of its Affiliates to (i) enforce payment of or to collect the whole or any part of the Earnout Payment or (ii) enforce any of the rights and remedies under this Agreement or applicable law with respect to the Earnout Payment, (c) to accelerate or otherwise declare due and payable the Earnout Payment, (d) to file (or join with others in filing, including the filing of any petition), commence or join (unless each Senior Agent shall also join) any involuntary Insolvency Proceeding, (e) to commence or pursue any judicial, arbitral or other proceeding or legal action of any kind seeking injunctive or other equitable relief to prohibit, limit or impair the commencement or pursuit by Senior Agent or Lender (as defined in the Senior Credit Agreement) of any of its rights or remedies with respect to any Collateral (as defined in the Senior Credit Agreement) under or in connection with the Senior Credit Agreement or Loan Documents (as defined in the Senior Credit Agreement) or otherwise available to any Senior Agent or Lender under applicable law, or (f) to take any action under the provisions of any state or federal law or under any contract or agreement to enforce, foreclose upon, take possession of or sell any property or assets of Purchaser or any of its Affiliates.

“Environmental Laws” means applicable Legal Requirements relating to the protection of the environment or human health and safety as each relate to the exposure to Hazardous Materials, the discharge of pollutants into the environment and the investigation, control, or removal of contaminants.

“Environmental Permits” means all permits, licenses, authorizations, registrations, certifications and other approvals issued under or required by Environmental Laws.

“Equity Interest” means, with respect to any Person, any share, capital stock, partnership interest, membership interest or similar interest or other indicia of equity or equity-like ownership in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would have ever been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

“Escrow Agent” means Wilmington Trust National Association (or such other Persons as may hereafter be reasonably acceptable to Purchaser and Seller).

“Escrow Agent Fee” means the fee payable to the Escrow Agent (if any) as provided in the Escrow Agreement.

“Estimated Earnout Statement” means a written statement setting forth Purchaser’s estimated calculation of the Earnout Payment (the “Estimated Earnout Payment”), as applicable, including a reasonably detailed estimated calculation of Net Revenue and the Revenue Retention Amount.

“Final Closing Statement” means the written statement setting forth the final determination of the (a) Company Net Working Capital, Company Closing Indebtedness and Company Transaction Expenses, and (b) Final Purchase Price, as finally determined pursuant to Section 1.6.

“Final Earnout Payment” means the Earnout Payment, as adjusted and finally determined pursuant to Section 1.7.

“Final Purchase Price” means the Purchase Price, as adjusted and finally determined pursuant to Section 1.6.

“Fraud” means actual and intentional fraud under Delaware common law committed by the Company or Seller, as applicable, with respect to the making of the representations and warranties set forth in Section 2 or Section 3 (as qualified by the Disclosure Schedule), as applicable. Under no circumstances shall “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or any other fraud or torts based on negligence or gross negligence.

“Fundamental Representations” means the representations and warranties in Section 2.1 (Organization; Power and Authority; Capital Structure), Section 2.2 (Subsidiaries), Section 2.3(b) and Section 2.3(c)(ii) (No Conflict; Consents), Section 2.7(c) (Title to Company Owned Intellectual Property; Sufficiency of Business Intellectual Property), Section 2.14 (Related Party Transactions), Section 2.16 (No Brokers), Section 3.1 (Organization), Section 3.2 (Power and Authority), Section 3.4 (Ownership of Company Interests), Section 3.6 (No Brokers), Section 4.1 (Organization) and Section 4.2 (Power and Authority).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Hazardous Material” means any substance, pollutant, contaminant, material and waste that is classified in any Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or petroleum products, radioactive materials and radon gas.

“Indebtedness” means as to the Acquired Companies at a particular time, without duplication, (a) the principal amount, plus any related accrued and unpaid interest, fees, charges and prepayment premiums or penalties, of all indebtedness for borrowed money of any Acquired Company, including (i) owed under a credit facility or (ii) evidenced by any note, debenture or other debt security or similar instrument, (b) any indebtedness of any Acquired Company evidenced by a note, bond, debenture or other similar instrument or debt security, (c) all obligations of the Acquired Companies under leases that have been recorded as capitalized leases (or finance leases) pursuant to GAAP, (d) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of any Acquired Company (to the extent drawn), (e) any amounts payable under interest rate swap, currency swap, forward currency or interest rate contracts or other hedging arrangements, (f) all obligations of any Acquired Company issued or assumed as the deferred purchase price of property or services, including any earn-out or similar contingent payment and purchase price holdbacks, but excluding accounts payable reflected in the calculation of Company Net Working Capital, (g) declared and unpaid dividends or distributions of any Acquired Company, (h) all obligations arising from cash/book overdrafts, (j) all obligations under conditional sale or other title retention agreements, (k) all obligations arising out of interest rate, currency or other hedge agreements or other hedging arrangements, (l) all employee obligations, deferred compensation, profit sharing obligations, phantom stock obligations, or any similar types of payments (other than base salaries payable), including, without limitation, all unfunded or underfunded obligations under the Employee Benefit Plans, unpaid bonuses or commissions, other deferred compensation or contingent compensation and the value of paid time off (including the employer’s share of payroll Taxes attributable to any such amounts and excluding, for the avoidance of doubt, any Purchaser arrangements in effect as of or following the Closing), (m) all Indebtedness of others guaranteed by any Acquired Company or secured by any Encumbrance on the assets of an Acquired Company, (n) all affiliate obligations between an Acquired Company, on the one hand, and Seller and its Affiliates, on the other hand, (o) Accrued Taxes, (p) any outstanding settlement amounts owed by an Acquired Company, and (q) all obligations of the type referred to in clauses (a) through (p) of this definition of other Persons for the payment of which any Acquired Company is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations and including for each of the foregoing clauses (a) through (o) any principal, premium, accrued and unpaid interest, prepayment penalties, make-whole payments, commitment, breakage and other similar fees. Notwithstanding the foregoing, Indebtedness will not include Taxes (other than Accrued Taxes) or any of the liabilities described in the foregoing definition that have been reflected as a liability in the calculation of the Company Net Working Capital. For purposes of this Agreement, the calculation of Indebtedness shall not include any Specific Indemnity Item.

“Indemnified Taxes” means (i) all Taxes (or the non-payment thereof) imposed on the Acquired Companies for all Pre-Closing Tax Periods; (ii) any and all Taxes of any member of an Affiliated Group (other than an Acquired Company) of which any Acquired Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar Law that are imposed on an Acquired Company as a result of having been a member of such group on or before the Closing Date; (iii) any and all Taxes of any Person (other than an Acquired Company) imposed on an Acquired Company as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing; and (iv) any and all employment Taxes incurred by an Acquired Company as a result of a compensatory payment made pursuant to this Agreement on or around the Closing Date; provided, however, that Indemnified Taxes shall not include any Taxes incurred by an Acquired Company after the Closing on the Closing Date outside of the ordinary course of business.

“Indemnity Escrow Amount” means $2,150,000.

“Indemnity Escrow Funds” means, at any given time, the Indemnity Escrow Amount deposited with the Escrow Agent on the Closing Date (and including any interest or other earnings thereon), less amounts disbursed therefrom in accordance with this Agreement and the Escrow Agreement.

“Insolvency Proceeding” means any voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors, appointment of a custodian, receiver, trustee or other officer with similar powers or any other proceeding for the liquidation, dissolution or other winding up of a Person.

“Intellectual Property Rights” means all intellectual property rights and all registrations thereof and applications therefor, recognized in any country or jurisdiction in the world, including worldwide intellectual property rights in: (a) patents and patent applications, (b) copyrights, copyright registrations and applications for copyright registration, (c) trade secrets, know-how, and other proprietary and confidential information and data, including, without limitation, inventions (whether or not patentable or reduced to practice), invention disclosures, ideas, developments, improvements, designs, drawings, recipes, algorithms, source code, methods, processes, techniques, formulae, research and development, compilations, compositions, manufacturing processes, production processes, devices, specifications, reports, analyses, data, data analytics, databases, data lakes, customer lists, supplier lists, pricing information, cost information, business plans, business proposals, marketing plans, and marketing proposals, (d) trademarks, trade names, domain names, service marks, social media accounts and handles, and all other source or business identifiers or designators of origin (whether registered or unregistered) and applications to register, registrations for, and renewals and extensions of any of the foregoing, and all common law rights in and goodwill associated with any of the foregoing, (e) software, source code, and object code, (f) any rights recognized under applicable Legal Requirements that are equivalent or similar to any of the foregoing, and (g) all rights to sue and collect damages for past, present and future infringement of and other violations of any of the foregoing.

“Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including limited liability units, partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all information technology systems, computer systems, networks, communications systems, and computer hardware and devices that are owned or used by or for the Company or the Company Subsidiary in the conduct of its business.

“Knowledge” of any particular matter means (i) the actual knowledge of the individuals set forth on Schedule A attached hereto and (ii) the knowledge that any such individual referenced in clause (i) above would have obtained after reasonable inquiry of such individual’s direct reports.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Losses” means any loss, liability, cost, damage, deficiency, award, royalty, penalty, Tax, fine or expense (including interest, penalties, attorneys’ fees and expenses and amounts paid in investigation or defense, and amounts paid in settlement, of any of the foregoing); provided, that “Losses” shall exclude punitive and exemplary damages, unless paid or payable to a third party.

“Open Source Software” means any software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation, or any software that is licensed pursuant to any license that is a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses.

“Permitted Encumbrances” means (a) Taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty or are being contested in good faith, (b) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other similar encumbrances arising in the ordinary course of business of the Acquired Companies, (c) encumbrances consisting of pledges or deposits required in the ordinary course of business of the Acquired Companies in connection with workers’ compensation, unemployment insurance and other social security legislation or to secure liability to insurance carriers, (d) licenses entered into in the ordinary course of business, (e) encumbrances on any property acquired or held by the Acquired Companies in the ordinary course of business, securing Indebtedness incurred or assumed for the purpose of financing (or refinancing) all or any part of the cost of acquiring such property or encumbrances securing capital lease obligations (except as required by Purchaser to be paid off or terminated in connection with the Transaction), (f) any interest or title of a lessor or sublessor, as lessor or sublessor, under any lease and any precautionary uniform commercial code financing statements filed under any lease, (g) encumbrances as imposed by or arising out of applicable securities laws or this Agreement, (h) encumbrances that will be released on or prior to the Closing Date, (i) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business consistent with past practice, and (j) encumbrances of record or imperfections of title which are not material in character, amount or extent and which do not materially detract from the value or materially interfere with the present use of the assets subject thereto or affected thereby.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, other entity or Governmental Body.

“Personal Information” means (i) any data or information that is linked or linkable to the identity of a particular individual, browser or device and any other data or information that constitutes personal data or personal information under any applicable Privacy Laws or any Acquired Company’s Privacy Policies, and may include an individual’s name, address, phone number, email address, Social Security number or other identifier (including state identification number, driver’s license number or passport number), precise geolocation information, biometric data, medical or health information, credit card or other financial information (including bank account information), IP address, cookies and other unique identifiers, browser- or device-specific number or identifier, and web or mobile browsing or usage information. any information or data collected in relation to on-line, mobile or other electronic activities or communications that can reasonably be associated with a particular user, computer, mobile or other device, or instance of any application or mobile application, (ii) any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular user, computer, mobile or other device or instance of any application or mobile application, or (iii) any unique ID, device activity data or data collected from a networked physical object.

“Privacy Laws” means (i) all applicable federal, state, local and international laws related to privacy, data protection, security, security breach notification Legal Requirements, electronic and mobile communications, text messages, marketing or advertising materials, including anti-SPAM Laws, unsolicited advertising or communications Legal Requirements, and Legal Requirements regarding data subject rights any information or data collected in relation to on-line, mobile or other electronic activities or communications that can reasonably be associated with a particular user, device, or application, any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular user, device or mobile application, any unique ID, device activity data or data collected from a networked physical object, and (ii) any other applicable federal, state, local and international laws related to the Processing of Personal Information and binding self-regulatory requirements or principles, including, without limitation, the California Consumer Privacy Act, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act (TCPA), the Health Breach Notification Rule, the Health Insurance Portability and Accountability Act (HIPAA), Payment Card Industry Data Security Standard and all rules and operating regulations of the credit card associations, the Digital Advertising Alliance (DAA) self-regulatory advertising principles, Network Advertising Initiative (NAI) code of conduct, the Direct Marketing Association (DMA) code, Video Privacy Protection Act (VPPA), Americans with Disabilities Act, the Children’s Online Privacy Protection Act (COPPA), the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Computer Fraud and Abuse Act, California Invasion of Privacy Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, Consumer Review Fairness Act, FTC Guides Concerning Use of Endorsements and Testimonials in Advertising, data security laws, unfair or deceptive trade practices laws, biometric privacy laws, social security number protection laws, location, wiretapping, tracking, artificial intelligence, machine learning, recording and data breach notification laws.

“Privacy Obligations” means applicable Privacy Laws, Contracts providing for the Processing of Personal Information, binding regulatory standards (solely with respect to the Processing of Personal Information and privacy obligations), Privacy Policy and written privacy and security policies and terms of use (solely with respect to the Processing of Personal Information and privacy obligations).

“Privacy Policy” shall mean any written, public-facing “privacy policy,” “privacy notice,” or “privacy statement,” or similarly titled documents that governs Personal Information or data protection.

“Proceeding” means a suit, proceeding, hearing, enforcement, audit, investigation, arbitration, claim, complaint, charge, mediation, grievance, inquiry or other action.

“Proposed Final Earnout Statement” means a written statement setting forth any adjustments to the Estimated Earnout Statement and the Estimated Earnout Payment, and as a result, Purchaser’s proposed final calculation of the Earnout Payment (the “Proposed Final Earnout Payment”), as applicable, including a reasonably detailed calculation of Net Revenue and the Revenue Retention Amount.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

“Process” or “Processing” means any operation or set of operations which is performed on Personal Information, whether or not by automated means, such as the collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Purchase Price” means (a) $86,000,000, minus (b) the amount of Indebtedness of the Company outstanding as of the Closing, if any, minus (c) the amount of Company Transaction Expenses outstanding as of the Closing plus (d) the Company Net Working Capital Surplus, if any, and minus (e) the Company Net Working Capital Shortfall, if any.

“Purchaser Indemnified Parties” means Purchaser and its Affiliates (including, after the Closing, the Acquired Companies if so designated in writing by Purchaser) and their respective equityholders, officers, directors, employees, agents, partners, members, representatives, successors and assigns; provided, that neither Seller nor any of its Affiliates (excluding any Acquired Company if so designated in writing by Purchaser) shall constitute a Purchaser Indemnified Party.

“Registered Intellectual Property” means Intellectual Property Rights that the Company owns or purports to own that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Body or any other public or quasi-public legal authority (e.g., domain name registrar), or any applications for any of the foregoing, as well as social media accounts.

“Related Documents” means each agreement, document, instrument or certificate executed or delivered by the parties hereto in connection with the consummation of the Transaction contemplated by this Agreement, including without limitation the TSA, the IP License Agreement, the IP Assignment Agreement, the Restrictive Covenant Agreement and the Escrow Agreement.

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment.

“Representatives” means, with respect to a Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Seller Benefit Plans” means all (a) “employee benefit plans” (as defined in Section 3(3) of ERISA) and (b) employment, individual consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, vacation, retirement, pension, loans, health and life insurance, fringe benefits or other employee benefit plans, policies, Contracts, agreements or arrangements, in each case, whether written or unwritten and whether or not subject to ERISA (excluding any individual offer letter, employment agreement, consulting agreement or equity award agreement which does not deviate from Seller’s or any of its Subsidiaries’, as applicable, standard form of such agreement and for which such form has been made available to Purchaser) that are sponsored, maintained or contributed to by Seller, or one of its Subsidiaries, in which current or former Company Employees participate or in respect of which the Company or the Company Subsidiary may have any direct or indirect actual or contingent Liability to any current or former Company Employee, contractor or independent contractor of the Company or the Company Subsidiary, or their spouses, eligible dependents or beneficiaries and, in each case, which are not Company Benefit Plans, excluding in each case any plans, arrangements or Contracts maintained or sponsored by a Governmental Body or to which contributions are made via social security or social insurance.

“Senior Agent” means Oxford Finance LLC, in its capacity as administrative agent under the Senior Credit Agreement, together with its successors and assigns in such capacity.

“Senior Credit Agreement” means that certain Credit, Guaranty and Security Agreement dated as of the date hereof, by and among Purchaser, Oxford Intermediate Holdings, LLC, Senior Agent and each other Person now or hereafter party thereto and the financial institutions party thereto from time to time, as amended, restated, supplemented, replaced, refinanced or otherwise modified from time to time.

“Senior Obligations” means all “Obligations” as defined in the Senior Credit Agreement.

“Specific Indemnity Escrow Amount” means $3,000,000.

“Specific Indemnity Escrow Funds” means, at any given time, the Specific Indemnity Escrow Amount deposited with the Escrow Agent on the Closing Date (and including any interest or other earnings thereon), less amounts disbursed therefrom in accordance with this Agreement and the Escrow Agreement.

“Stand-Alone Return” means any Tax return of the Acquired Companies that is filed on a separate company basis or is filed by a consolidated, combined, unitary, affiliated or similar group of which the Company or the Company Subsidiary are the only members of the group.

“Subsidiaries” when used with respect to any party hereto, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party.

“Target Net Working Capital” means $2,952,116.12.

“Tax” or “Taxes” means any U.S. federal, state, local or foreign taxes, assessments, charges, duties, levies or other similar governmental charges in the nature of a tax, including, but not limited to, income, gross receipts, ad valorem, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, recording, value added, excise, natural resources, severance, stamp, intangible, escheat, abandoned and unclaimed property, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, employment, unemployment, sick pay, disability, payroll, license, goods and services, employee or other withholding, or any other tax, including any interest, penalties or additions to tax imposed, whether disputed or not, by any Governmental Body responsible for the imposition of any such tax.

“Tax Return” means any return, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) with respect to Taxes.

“Training Data” means training data, validation data, and test data or databases used to train or improve an algorithm, machine learning or AI Tools.

“Transaction Deductions” means all items of loss or deduction of any Acquired Company for applicable income Tax purposes that are currently deductible in a Pre-Closing Tax Period (based on a “more likely than not” or higher standard) resulting from or attributable to: (a) the payment of Company Transaction Expenses, assuming that the safe harbor election set forth in IRS Revenue Procedure 2011-29 applies with respect to any “success-based fee” to the extent permitted under applicable Law, or (b) liability in Company Net Working Capital or Indebtedness, in each case, to the extent economically borne by Seller.

“Wire Instructions” means the wire instructions of Seller attached hereto as Exhibit B.

DEFINITIONS INCLUDED IN AGREEMENT

Term	Section
Agreement	Preamble
Allocation	5.3(j)(ii)
Balance Sheet Date	2.4(a)
Cap	7.2(c)(ii)
Claw-back Payment	1.7(e)(v)
Closing	1.2
Closing Date	1.2
Closing Purchase Price	1.6(a)
Commingled Contracts	5.6
Company	Preamble
Company Balance Sheet	2.4(a)
Company Continuing Employee	5.4(a)
Company Employees	2.12(a)
Company Financial Statements	2.4(a)
Company Interests	Recitals
Contributor	2.7(j)
Conversion	Recitals
Cooley	9.11(a)
Covered Materials	9.11(b)
Current Policies	5.7(b)
D&O Indemnified Persons	5.7(a)
D&O Tail Policy	5.7(b)
Deductible	7.2(c)(i)
Delivery Date	1.6(b)
Direct Claim	7.2(f)
Direct Claim Notice	7.2(f)
Disputed Items	1.6(c)
Dispute Notice	1.7(e)(ii)
Earnout Payment	1.7(b)
Earnout Payment Target	1.7(b)
Earnout Period	1.7(b)
Enforceability Exceptions	2.1(d)
Escrow Agreement	1.3(a)(iii)
Escrow Closing Amount	1.5(c)
Estimated Closing Statement	1.6(a)
Estimated Company Closing Indebtedness	1.6(a)
Estimated Company Net Working Capital	1.6(a)
Estimated Company Transaction Expenses	1.6(a)
Existing Customers	1.7(c)(i)
Final Allocation	5.3(j)(ii)
Inbound Licenses	2.7(d)
Initial Earnout Payment	1.7(d)(ii)
Insurance Policies	2.13
Indemnitee	7.2(e)
Indemnitor	7.2(e)
IP Assignment Agreement	1.3(a)(vi)
IP License Agreement	1.3(a)(v)

Term	Section
Liabilities	2.4(c)
Material Contract	2.8(c)
Negative Adjustment Amount	1.6(g)
Negotiation Period	7.2(f)
Net Revenue	1.7(c)(ii)
Notice of Objection	1.6(c)
Organizational Documents	2.1(c)
Outbound Licenses	2.7(e)
party/parties	Preamble
Personal Property	2.6(b)
Phase Out Marks	5.8
Positive Adjustment Amount	1.6(e)
PPACA	2.2(r)
Pre-Closing Tax Period	5.3(a)
Press Release	5.2(b)
Proposed Allocation	5.3(j)(ii)
Proposed Final Closing Statement	1.6(b)
Proposed Final Purchase Price	1.6(b)
Prospective Customers	1.7(c)(iii)
Purchaser	Preamble
Purchaser Entity	1.7(c)(iv)
Purchaser Change of Control	5.11(d)
Purchaser Benefit Plans	5.4(b)
Purchaser Prepared Returns	5.3(d)
Restrictive Covenant Agreement	1.3(a)(iv)
Retention Names	1.7(c)(v)
Revenue Retention Amount	1.7(c)(vi)
Revised Final Closing Statement	1.6(c)
Sanctions	2.19(b)
Seller	Preamble
Seller Indemnified Parties	7.2(b)
Seller Returns	5.3(c)
Seller Company Group	9.11(a)
Services	1.7(c)
Specific Indemnity Item	7.2(a)(vi)
Straddle Period	5.3(b)
Tax Proceeding	5.3(i)
Third Party Claim	7.2(e)
Top Customer	2.9
Top Supplier	2.9
Transaction	Recitals
Transfer	1.7(g)(iii)
Transfer Taxes	1.4
True-up Earnout Payment	1.7(e)(iv)
TSA	1.3(a)(ii)
Warn Act	2.12(h)
Withholding Agent	1.8